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                        1994 ANNUAL REPORT AND FORM 10-K





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          AUTOTOTE CORPORATION designs and manufactures computerized wagering equipment and provides facilities management for use in racetracks, off-track wagering, lotteries and legalized sports betting facilities. The Company's systems are in place in the United States, Europe, Central and South America, Canada, Mexico and the Far East.
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                   FORM 10-K


 [X]            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE FISCAL YEAR ENDED: OCTOBER 31, 1994,

                                      OR


 [_]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   FOR THE TRANSITION PERIOD FROM     TO
                                                 -----  -----
                        COMMISSION FILE NUMBER: 0-13063

                             AUTOTOTE CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              81-0422894
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

          888 SEVENTH AVENUE                         10106-1894
          NEW YORK, NEW YORK                         (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
               OFFICES)

              REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:
                                (212) 541-6440

       Securities registered pursuant to Section 12(b) of the Act: None

  Securities registered pursuant to Section 12(g) of the Act: Class A Common
                             Stock, $.01 par value

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such
filing requirements for the past 90 days. Yes  X    No
                                              ---      ---

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K ((S)229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X
                                     -
  The aggregate market value of voting stock held by nonaffiliates of the registrant as of February 1, 1995, was approximately $165,078,541 (based on the last sale price of such stock as reported by NASDAQ National Market System).

                       EXHIBIT INDEX APPEARS ON PAGE 70

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  AS OF FEBRUARY 1, 1995, 28,926,574 SHARES OF THE REGISTRANT'S CLASS A COMMON
STOCK, $.01 PAR VALUE PER SHARE, WERE ISSUED AND OUTSTANDING.

                                    PART I

ITEM 1. BUSINESS

INTRODUCTION

  Autotote Corporation ("Autotote" or the "Company") believes it is one of the leading worldwide providers of computerized pari-mutuel wagering systems due to its customer base and its position in the North American market and the experience of the Company's officers in the industry. The Company believes that it is the leading provider of pari-mutuel wagering systems in North America, based on gross monies wagered ("handle") and the experience of the Company's officers in the industry.

  FOR INFORMATION ON THE COMPANY'S INDUSTRY SEGMENTS, SEE NOTE 21 TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

PARI-MUTUEL SYSTEMS

  The Company's pari-mutuel customers include some of the largest North American pari-mutuel facilities, such as Southern California Off-track Wagering, Inc. ("SCOTWINC"), the Ontario Jockey Club ("OJC") and the New York Racing Association ("NYRA"). Under a service contract, which generally has a term of five years, the Company provides the pari-mutuel system, as well as the operations, maintenance and supervisory personnel necessary to operate the system, while the mutuel clerks who issue tickets on the Company's teller-operated terminals to patrons of the facility are employed by the facility. Under the service contracts, the Company retains ownership of the equipment. Additional software and other support functions are provided by the Company.

  Revenues received by the Company from the operation of its pari-mutuel wagering systems are generally based upon a percentage of the handle, subject in many instances to minimum fees which are usually exceeded under normal operating conditions. Minimum fees under the Company's service contracts are generally based on the number of days the facility operates, as well as other factors, including the type of system and number of terminals installed at the facility and the reliability of the predicted number of racing days to occur during the term of the contract. The Company's larger contracts generally do not provide for minimum payments.

  In its service contracts, the Company makes certain warranties which may cover one or more of the following requirements: (i) that the wagering system operate in accordance with certain specifications, pass certain acceptance tests, and be installed and operational by a certain date, (ii) that the Company maintain the system in good, accurate and efficient operating condition, (iii) that the Company keep a certain level of spare equipment on hand, (iv) that the system not cease to be operational for more than a specified number of races or period of time, and (v) that counterfeit tickets not be accepted and processed. Upon a breach of such warranties, the Company generally is responsible for liquidated damages, which may be substantial, subject in some cases to a maximum daily and/or annual amount. These provisions present ongoing potential for substantial expense. The Company maintains insurance against certain losses arising out of breaches of warranties and damages payable pursuant to such contract damages clauses, with a deductible of $50,000 per error and a coverage limit of $11,000,000. Although the Company believes that these levels of insurance are adequate for its needs, there can be no assurance that the Company will be able to continue to obtain such insurance on reasonable terms or at all or that such insurance will be sufficient to protect the Company against material loss.

NETWORKS

  As part of its strategy to enable its pari-mutuel customers to increase handle by offering additional wagering opportunities to the public, the Company has created regional networks which transmit wagering data between

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tracks, off-track betting ("OTB") facilities and casinos. The Company has established networks in California, Florida, Illinois, Ontario, Alberta, Puerto Rico, Mexico and Pennsylvania, and has also developed national networks, one linking 23 Nevada casinos with 20 racetracks throughout the country, another linking nine out of the twelve casinos in Atlantic City, New Jersey with racetracks in other locations, and another linking 20 American racetracks to 30 OTB's in Mexico.

SIMULCASTING

  The Company believes that simulcasting live racing is a significant avenue for growth in the racing industry. Simulcasting is the process of transmitting the audio and video signal of a live racing performance from a track to a satellite for retransmission to wagering locations around the country. Simulcasting provides racetracks the opportunity to increase revenues by receiving transmissions from other racetracks and sending their signals to as many wagering locations as possible. In its simulcasting operations, the Company receives a per transmission fixed fee and normally receives an additional monthly fixed fee for decoders.

  The Company recently acquired Marvin H. Sugarman Productions, Inc. and Racing Technology, Inc. (collectively "Autotote Communication Services, Inc."), a sports simulcasting company. The Company believes that Autotote Communication Services, Inc. is a leading simulcaster of live horse and greyhound racing events to OTB patrons in North America. Autotote Communications Services, Inc. currently simulcasts races from racetracks to numerous OTB sites and racetracks throughout the United States and the Caribbean. Autotote Communications Services, Inc. plans to use a digital compression system to simulcast racing events to over 700 OTB sites. The Company believes that this new technology will further implement its pari-mutuel strategy in North America by enabling it to launch new interactive and transactional channels on an expanded network.

  On January 19, 1995, the Company acquired substantially all of the assets of the Simulcast Division of LDDS Corporation (formerly IDB Communications Group, Inc.) ("IDB") for a purchase price of $9 million in cash. The Company also acquired the rights and obligations under leases relating to eight C-band satellite transponders on the Hughes Communications Galaxy-VI Satellite for $4.5 million in cash. The acquisition of IDB furthers the Company's strategy with respect to its North American simulcasting business.

VIDEO GAMING

  The Company's latest wagering terminal, the PROBE XLC, functions in video gaming applications such as keno, video poker and other games. The Company believes video gaming machines ("VGMs") are more likely to be approved for operation at racetracks than at other locations, since racetracks already provide a form of wagering and are subject to an existing regulatory structure. Accordingly, the Company believes that it is well positioned to participate in the VGM market if the trend of legalizing VGMs continues. In fiscal 1994, the Company installed an aggregate of 700 PROBE XLC terminals, communications equipment and related equipment at two racetracks in West Virginia, for which it is compensated based on a percentage of handle less winnings ("drop"). The West Virginia contracts require the Company to pay liquidated damages of no more than an aggregate of $350,000 for a 12 month period in the event of a system failure. The Company also entered into a contract in April 1994 to supply VGMs in Mexico.

SPORTS WAGERING

  The Company provides sports wagering systems to 100 out of 105 facilities in Nevada and at the leading operator of sports wagering facilities in Mexico. Casinos and other sports wagering facilities generally purchase the computerized wagering system from the Company and enter into an agreement with the Company for repair and maintenance of the system and software support. Sports wagering equipment sales revenue is reflected in wagering equipment sales revenues and revenues from maintenance contracts are included in operating revenues from wagering systems contracts. Under purchase agreements, the Company sells its sports wagering system to the facility and provides training for the system operators and sell/cash terminal clerks. The Company does not provide the operations and supervisory personnel necessary to operate the system as it does with pari-mutuel wagering systems under service contracts.

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  The Nevada Gaming Commission recently promulgated regulations for a pari-
mutuel form of sports wagering for Nevada casinos subject to review in 1995. In 1994, the Company signed a joint venture agreement with International Game Technology--North ("IGT"), a subsidiary of International Game Technology, for the purpose of developing and marketing a pari-mutuel sports system, to be known as MEGASPORTS(R). The Company expects that MEGASPORTS(R) will offer opportunities to wager on the outcome of individual sports contests, events occurring within or during the contests, and outcomes of groups of sports contests. The MEGASPORTS(R) pari-mutuel wagering system is currently anticipated to consist of a central computer, communications equipment and terminals. Pursuant to the terms of the joint venture agreement, the computer system software and hardware for MEGASPORTS(R) is to be provided by the Company. The Company's existing terminals installed at Nevada sports wagering facilities are expected to be modified to create dual port terminals allowing pari-mutuel sports wagering. In accordance with the joint venture agreement, marketing will be the responsibility of IGT. The joint venture agreement is subject to the approval of the Nevada State Gaming Control Board and Nevada Gaming Commission, and the sports wagering system must be licensed by the Nevada gaming authorities. There can be no assurance that the Company will qualify under the new regulations or that the required license will be issued to the Company.

INTERNATIONAL PARI-MUTUEL OPERATIONS

  Internationally, the Company generally sells, delivers and installs pari-mutuel wagering systems rather than operating them pursuant to service contracts. The Company generally designs a customized system to meet the unique needs of each customer, including game designs, language preferences, network communications standards and other key elements. The Company also provides the purchaser with a royalty-free license for use of the Company's proprietary system software, as well as technical assistance, support, accessories and spare parts. The Company's personnel participate in the installation and then train the customer's personnel. In addition to terminal and equipment sales in a total of 20 countries, the Company has installed central "hub" systems in Denmark, Finland, Korea, Chile, Venezuela, Panama, Argentina, Germany and Mexico.

  In its international sales contracts, the Company makes certain warranties and may provide performance bonds regarding the operation and reliability of its pari-mutuel wagering systems. In the case of such international contracts, liquidated damages may be payable by the Company in the event of late deliveries and/or a portion of the purchase price may be retained to secure the Company's performance. The Company maintains insurance against losses arising out of breach of warranty and payable pursuant to such contract damages clauses with a deductible of $50,000 per error with a coverage limit of $11,000,000. The Company has not paid liquidated damages in connection with its international sales.

  The Company's acquisition of ETAG Electronic Totalisator AG and its affiliates (collectively, the "ETAG Group") in fiscal 1993 has increased the Company's participation in the international pari-mutuel market through the provision of wagering equipment and services. The ETAG Group provides pari-mutuel wagering systems and certain linked services to approximately 35 racetracks in Germany and Austria, including all of the harness racetracks in such countries. A 50%-owned ETAG Group affiliate operates four OTB parlors in Germany under service contracts.

  On November 1, 1994, the Company acquired 80% of the capital stock of the holding company of SEPMO S.A., ("SEPMO"), a French supplier of wagering systems and services to the French off-track betting network and other customers, for approximately $2.3 million. The remaining 20% of the stock of SEPMO is scheduled to be purchased in four equal installments over a period of four years at a purchase price to be determined by a formula based on the results of operations of SEPMO on a consolidated basis, subject to certain maximum and minimum units. SEPMO currently provides wagering systems to approximately 60 racetracks and 400 terminals at 100 OTB locations throughout France. SEPMO also provides wagering systems to customers in the Middle East and North Africa. Currently, certain officers of SEPMO retain the remaining 20% of the stock of SEPMO's parent company.

  In December 1994, the Company entered into a preliminary agreement to acquire an 88% interest in certain gaming and information technology assets of Elettronica Ingegneria Sistemi S.p.A. ("EIS"), for $9.7 million in

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cash, $1.5 million in promissory notes, shares of the Company's Class A Common
Stock valued at $1.4 million, and assumption of certain loan obligations of EIS. EIS, to which the Company had sales of approximately $27.3 million in fiscal 1994, is an Italian company which designs and develops integrated computer and communications networks and software for pari-mutuel and lottery applications. The acquisition is subject to approval by the Italian government and satisfaction of other conditions. The Company expects to finance this acquisition with the proceeds of a future financing. While the Company expects the acquisition to close in early May, 1995, there can be no assurance that it will do so at that time or at all.

OPERATION OF OFF-TRACK BETTING ESTABLISHMENTS

  Through its Autotote Enterprises, Inc. subsidiary, the Company holds the exclusive right to operate the Connecticut off-track betting system (the "Connecticut OTB"). The Company currently operates 11 OTB locations statewide including teletheaters in New Haven and Windsor Locks, Connecticut. In 1994 the Company commenced the opening of two new branches and the renovation of a New Haven sports entertainment complex which will feature simulcasting, dining facilities, a sports bar, and other services. The Company has implemented several important product and service enhancements to the Connecticut OTB, including expanded simulcasting of races from tracks across the country; common pool wagering; a new, Company-produced weekly television program featuring live race events with commentary; and expanded telephone account betting.

  The operation of the Connecticut OTB subjects the Company to a pari-mutuel tax of 3 1/2% of all monies wagered and requires the Company to pay liquidated damages in the event that certain performance standards are not met. The percentage of total handle which the Company may receive as the operating revenues from the Connecticut OTB is determined by law and ranges from 17% to 25%, depending on the type of wagers for events occurring in the State of Connecticut, and varies with respect to events which occur in other states. Handle wagered on tracks from a remote location can increase incremental revenue to the racetrack owners. The Company believes its success in managing the privatization of the Connecticut OTB system may provide additional privatization opportunities in other states.

LOTTERY SYSTEMS

  Through its subsidiary Autotote Lottery Corporation ("Autotote Lottery"), the Company operates the Connecticut State Lottery, providing all equipment, personnel and services necessary to operate the lottery network while retaining title to the equipment. Autotote Lottery also provides services to the Massachusetts State Lottery under a technical support contract which expires in June 1995, as well as equipment and services to Loto Quebec and the Israeli national lottery. The Company is in the process of installing its latest generation lottery system, utilizing the high speed PROBE *L terminal and its UNIX-based Aegis central system which features open systems architecture and symmetrical multiprocessors, at the Connecticut State Lottery. The Company's contract for the Connecticut State Lottery expires in 1998.

  During 1992, a foreign subsidiary of the Company entered into an agreement to provide up to 10,000 terminals to automate Italy's TOTIP pool, a nationwide lottery based on horse racing. During fiscal 1993, the Company delivered the initial 300 terminals, was awarded the entire contract amount, and received an order to supply an additional 3,000 terminals to the TOTIP pool. The Company delivered the remaining terminals during fiscal 1994.

  Additionally, the Company's subsidiary Tele Control Beteiligungs-Gesellschaft GmbH and its affiliates (collectively, the "Tele Control Group"), acquired in fiscal 1993 and based in Vienna, Austria, develops high volume transaction processing programs principally for on-line lotteries and other wagering applications and, to a lesser extent, for banking and credit card applications, and provides related software support. It has installed lottery systems in Austria, Switzerland and The Netherlands and is supplying the lottery central system hardware and software to five German states. The Company is negotiating to operate the central systems of certain of the German lotteries. The Tele Control Group's technology includes "open system" features, with central systems and software capable of operating with terminals and components from other suppliers. The Tele Control Group

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has also developed a proprietary integrated computer system which can execute a wide variety of wagering applications including pari-mutuel wagering and lottery and video games such as keno. The Tele Control Group employs approximately 105 persons. The Tele Control Group's UNIBET software system integrates on-track, off-track, lottery, telephone betting and video game applications. BETNET is the proprietary network of the Tele Control Group for the UNIBET system.

MARKETING

  The Company directs its marketing to horse and greyhound racetracks, jai alai frontons, and OTB and sports wagering facilities with respect to pari-mutuel contracts, state and national governments with respect to lottery contracts and end users with respect to the Connecticut OTB. In New York State, off-track betting is conducted by regional or statewide government off-track wagering authorities. Bidding by the Company for lottery contracts and for New York pari-mutuel contracts is therefore subject to applicable public bidding laws and attendant risks of delays, challenges to contract awards and resulting litigation.

  Contract awards often involve a lengthy competitive bid process, running from specification development to contract negotiation and award. Contracts have a high dollar value and are technically and commercially complex and may require substantial initial cash outlays. Start up costs associated with contract awards typically involve expenditures for items such as software development/customization, assembly of wagering systems, and installation costs including electrical and carpentry work, transportation and placement of equipment, and system implementation. Such costs are primarily comprised of labor related expenses due to the relative magnitude of software development and customization in the start up phase.

  In the United States, lottery authorities generally commence the contract award process by issuing a request for proposals inviting bids and proposals from various lottery vendors. The request for proposals usually indicates certain requirements specific to the jurisdiction, such as particular games which will be required, particular pricing mechanisms, the experience required of the vendor and the amount of any performance bonds that must be furnished. After the bids have been evaluated and a particular vendor's bid has been accepted, the lottery authority and the vendor generally negotiate a contract in more detailed terms. Once the contract has been finalized, the vendor begins to install the lottery system. After the expiration of the initial contract term and all extensions thereof, a lottery authority in the United States may either negotiate further extensions or commence a new competitive bidding process. Some states require, as a condition of bidding for a lottery contract, that a prospective bidder's wagering system be operating in another state. The Company is in the process of installing its latest generation lottery system in Connecticut.

  Internationally, certain lottery authorities utilize a formal bidding process, while others negotiate proposals with one or more potential vendors. There can be no assurance that the Company will be the successful bidder for any of these contracts.

COMPANY PRODUCTS

  Pari-mutuel wagering systems used by racetrack facilities typically have three central processing units and a significant number of ticket issuing terminals. The type of central processing unit and the number of ticket issuing terminals used in a system are generally determined by the amount of wagering at, and physical layout of, the facility. Pari-mutuel wagering systems used by inter-track and off-track betting facilities typically include ticket issuing terminals installed at several different racetracks or off-track facilities, respectively, and the central processing system which communicates with the wagering systems at the on-track locations via telephone or data communication lines. Sports wagering systems typically have two central processing units, peripherals, and ticket issuing terminals. The Company has designed customized software for the sports wagering industry which can be tailored for individual customer management information and other requirements. Prices for the Company's products vary among contracts and customers as a result of negotiations between the Company and its customers and the custom features selected by the customers. The Company also designs, provides and supports the proprietary applications software for its pari-mutuel systems.


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  The Company's domestic lottery products consist primarily of central processing systems, including data communication networks, and on-line/off-line lottery terminals. The lottery management system portion of the product includes a client-server database. Lottery terminals are generally on-line to the central system via telephone lines connected to the system's communications front end processor.

SERVICE AND SUPPORT

  The Company's staff of approximately 450 trained maintenance and field service personnel supports the operation of the Company's systems and communications networks. These personnel include regional and national managers which support the Company's systems by performing routine system maintenance and repairs of systems and equipment when needed.

NEW PRODUCT DEVELOPMENT

  The Company believes that its ability to attract new wagering system customers and retain existing customers depends in part on its ability to continue to incorporate technological advances into and to improve its product lines. The Company maintains a development program directed toward systems development as well as toward the improvement and refinement of its present products and the expansion of their uses and applications. The Company employs approximately 160 people in connection with software, engineering and product development.

  Product development expenditures in fiscal 1994 were $10.3 million, up from $5.6 million in fiscal 1993, reflecting increases in new product development, product enhancement and product support. Approximately $3.6 million of the fiscal 1994 development expenditures are included in the statement of operations, approximately $6.0 million was capitalized with respect to development of lottery and video lottery systems and $700,000 was reimbursed by customers. Approximately $1.0 million of fiscal 1993 development expense is included in the statement of operations, approximately $600,000 was directly allocated to projects, and $1.6 million was reimbursed by customers. $2.4 million relating to development of the MAX 6000 terminals and lottery systems was capitalized in fiscal 1993.

INTELLECTUAL PROPERTY

  The Company maintains patent protection on two of its wagering products and four of its lottery products and has a number of registered trademarks in the United States and in Europe and other common law trademark rights for certain of its products. The software and control systems for the Company's wagering systems are also protected by copyright and trade secret laws. The Company does not believe that patent protection is a vital competitive factor in the computerized wagering market but believes that other factors, such as those discussed in "Competition" below, are more important to the success of the Company.

PRODUCTION PROCESSES; SOURCES AND AVAILABILITY OF COMPONENTS

  Production of the Company's wagering systems and component products primarily involves the assembly of electronic components into more complex systems and products, generally through contracts with third parties. The Company has recently closed down and disposed of its Newark, Delaware manufacturing facility. The Company expects that at the end of the first calendar quarter of 1995, the production of certain product lines will be discontinued, and all other manufacturing will be relocated either to the Company's manufacturing facility in Ballymahon, Ireland, or as appropriate, to North American subcontractors.

  The Company normally has sufficient lead time between reaching an agreement to service a wagering facility and commencing actual operations at such facility. In the event the current suppliers of central processing units were no longer available, the Company believes that it would be able to adapt its application software to hardware available from other sources within a time frame sufficient to allow it to meet new contractual obligations, although the price competitiveness of the Company's products might diminish. The lead time for obtaining most of the electronic components used by the Company is approximately 120 days. The Company believes that this is consistent with its competitors' lead times and is also consistent with the needs of its customers.

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BACKLOG

  The backlog of the Company's orders for sales of its products believed to be firm was approximately $11.0 million as of October 31, 1994, compared to approximately $24.9 million as of October 31, 1993. The decrease primarily reflects completion of TOTIP deliveries. Approximately 90% of the backlog as of October 31, 1994, is expected to be filled in fiscal 1995. Backlog at October 31, 1994, does not include revenues attributable to multi-year wagering systems contracts, a multi-year lottery service contract, revenues attributable to the operation of the Connecticut OTB, or maintenance contracts.

COMPETITION

  The Company competes primarily on the basis of product design, performance, reliability, pricing, and customer service. The Company competes with several pari-mutuel wagering system companies in North America. Certain of those companies are significantly larger in terms of assets, revenues and net worth. The Company's principal competitor in the pari-mutuel business is Video Lottery Technologies, Inc. ("VLT") which operates its pari-mutuel business through its subsidiary United Wagering Systems, Inc. VLT has also announced the formation of a ten year strategic technology partnership with Electronic Data Systems Corp., ("EDS"), which owns a minority equity position in VLT. Another competitor in the pari-mutuel business is GTECH Holdings Corporation ("GTECH"), which operates its pari-mutuel business through its subsidiary AmTote International, Inc. ("AmTote"). The Company also competes with International Totalisator Systems, Inc. and other smaller pari-mutuel companies. Both GTECH and EDS, which owns a minority equity position in VLT, have substantially greater resources than the Company. Both GTECH and VLT offer video gaming terminals to the pari-mutuel wagering industry. Other video gaming terminal suppliers include International Game Technology, WMS Industries Inc., Bally Gaming International, Inc. and several smaller companies.

  Competition outside of North America is more fragmented, with competition being provided by several international and regional companies. No single company maintains the leading market position internationally, although certain companies possess regional strengths. Likewise, competition among providers of sports wagering systems is, for the most part, between smaller regional companies. Additionally, some casinos have designed their own sports wagering systems.

  The on-line lottery business is highly competitive. State and foreign governments normally award contracts based on rigorous competitive bidding procedures. In the vendor evaluation process, price is important but usually not the sole or necessarily the most important criterion for selection. Other significant factors which influence the award of lottery contracts include the ability to optimize lottery revenues through marketing capability and applications knowledge; the quality, dependability and upgrade capability of the network; the experience, financial condition and reputation of the vendor; and the satisfaction of other requirements and qualifications which the lottery authority may impose. The Company's major competitors in the on-line lottery business include GTECH, VLT, Essnet AB, and several other companies.

  Competition in the simulcasting business in North America is fragmented.

REGULATION

 General

  Pari-mutuel wagering, sports wagering, video gaming and on-line lotteries may operate in jurisdictions that have enacted enabling legislation. In jurisdictions which currently permit various wagering activities, regulation is extensive and evolving. The Company believes that it is in substantial compliance with all current regulatory requirements in the jurisdictions where it operates.

 Pari-Mutuel Wagering

  More than 40 states, all of the Canadian provinces and many foreign countries have authorized pari-mutuel wagering on horse and dog races. Puerto Rico and several states, including Connecticut, Rhode Island and Florida, also allow pari-mutuel betting on jai alai matches.

  Companies which manufacture, distribute and operate pari-mutuel wagering systems in these jurisdictions are subject to the regulations of the applicable regulatory authorities there. These authorities generally require the Company, as well as its directors, officers, certain employees and holders of five per cent or more of the Company's common stock, to obtain various licenses, permits and approvals. Regulatory authorities may also conduct background investigations of the Company and its key personnel and stockholders in order to insure the integrity of the wagering system. These authorities have the power to refuse, revoke or restrict a license for any cause they deem reasonable. The loss of a license in one jurisdiction may cause a Company's licensing status to come under review in other jurisdictions as well.

  The New Jersey Casino Control Act comprehensively governs all aspects of casino gaming in New Jersey. The New Jersey Act was amended in 1992 to permit racetrack simulcast wagering. In May 1993, the Company applied for a casino service industry license pursuant to the New Jersey Act to provide equipment and services to casinos in Atlantic City to create the Atlantic City simulcast network, which links nine casinos with multiple racetracks. The license was granted in December 1994.

  The Company's rights to operate the Connecticut OTB system shall continue as long as the Company and Autotote Enterprises, Inc. ("AEI"), the Company's wholly-owned Connecticut subsidiary, hold all licenses required for the operation of the system. In addition, the officers and directors of both companies and certain personnel of AEI must be licensed. Licensees are generally required to submit to background investigations and provide required disclosures. The Division of Special Revenue of the State of Connecticut (the "Division") may revoke the license to operate the system under certain circumstances, including a false statement in the licensing disclosure materials, a transfer of ownership of the licensed entity without Division approval and failure to meet financial obligations. The Company has also agreed to comply with regulations proposed by the Division which regulate certain aspects of the system's operation. The approval of the Connecticut regulatory authorities is required before any off-track betting facility is closed or relocated or any new branch or simulcast facility is established.

 Sports Wagering

  Sports wagering is currently authorized in numerous foreign countries, including Mexico and Canada. The state of Nevada also permits sports wagering in casinos. In addition, the state of Oregon currently sponsors a lottery based on the outcome of sporting events; Montana authorizes betting on fantasy sports leagues; and North Dakota permits certain sports wagering pools.

  The Professional and Amateur Sports Protection Act (the "Act") prohibits states from sponsoring, operating, advertising, promoting, licensing or authorizing sports betting on professional or amateur athletic games, subject to several exceptions. The Act does not terminate state-authorized sports betting schemes which were already in operation prior to October 1991, such as those in Nevada, or which existed between January 1, 1976 and August 31, 1990. The Act is also inapplicable to pari-mutuel betting on horse and dog racing and jai alai.

  Companies which manufacture, sell or distribute sports wagering equipment are also subject to the various laws and regulations of the countries and states which permit sports wagering. These rules primarily concern the responsibility, financial stability and character of the sports wagering equipment companies, as well as the individuals financially interested or involved in the gaming operations. The rules generally resemble the regulations which govern the pari-mutuel wagering industry. Companies and individuals are required to be licensed before they may manufacture, distribute, own or operate sports wagering equipment; they are subject to background investigations designed to protect the integrity of the gaming industry; they may have their licenses denied, revoked or restricted for any cause deemed reasonable; and the loss of their license in one jurisdiction could adversely affect their licensing status in other jurisdictions.

  The Company believes that it is in substantial compliance with all regulations now governing sports wagering in the United States and the various foreign countries where the Company is active. There can be no assurance that subsequent regulations will not be burdensome to the Company, its personnel or its stockholders.

  The Company has filed an application in Nevada to be registered as a publicly traded corporation and as a holding company for its wholly-owned Nevada subsidiary Autotote CBS, Inc. ("ACBS"). ACBS has also filed appropriate applications in Nevada to be licensed and/or found suitable (i) as a holding company for MEGASPORTS(R), a joint venture with IGT; (ii) as a systems operator through MEGASPORTS(R) for pari-mutuel sports wagering; (iii) as an operator of slot machines through ACBS; (iv) as a manufacturer and distributor; and (v) as a systems operator for pari-mutuel wagering. Finally, appropriate applications have been filed in Nevada for officers and directors of ACBS and the Company. These applications are currently being reviewed by the appropriate Nevada authority.

  The Nevada Gaming Commission (the "Nevada Commission") has approved a regulation which authorizes pari-mutuel sports wagering in Nevada. The regulation contains a sunset provision whereby the regulation will expire in April 1995 without specific reenactment by the Nevada Commission. There can be no assurance that the regulation will not be burdensome to the Company, its personnel or its stockholders, or that the Company will obtain such business. As part of the joint venture with IGT, the Company plans to develop a pari-mutuel based sports wagering program, to be known as MEGASPORTS(R). The joint venture project must be licensed by the Nevada Commission. As part of the licensing and investigation process described above, the joint venture agreement must receive approval. Additionally, the sports wagering system must receive approval as associated equipment. The following regulatory requirements will apply to the Company in connection with the applications filed for MEGASPORTS(R) as well as the additional licenses and findings of suitability requested by the Company and its wholly-owned subsidiary.

  The ownership and operation of gaming facilities, including pari-mutuel sports wagering facilities and the manufacture and distribution of gaming devices, including video gaming, in Nevada are subject to extensive state and local regulation. The Company's proposed operation would be subject to the licensing and regulatory control of the Nevada Commission, the Nevada State Gaming Control Board (the "Nevada Board") and various local boards and commissions (hereinafter the "Nevada Gaming Authorities"). In general, the statutes and regulations of the Nevada Gaming Authorities seek to (i) prevent unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities, (iv) prevent cheating and fraudulent practices, and (v) provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's proposed activity relating to the MEGASPORTS(R) joint venture or any other gaming application for which the Company has applied for licensure.

  Any wholly-owned subsidiary of the Company that would operate the joint venture would be required to be licensed by the Nevada Gaming Authorities. The gaming license requires periodic payment of fees and taxes, is not transferable and must be renewed periodically. Additionally, the Company is required to be registered as a publicly traded corporation by the Nevada Commission and as such, would be required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information which the Nevada Commission may require. No person may become a stockholder of, or receive any percentage of profits from, the wholly-owned subsidiary without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Company and the wholly-owned subsidiary would be required to obtain various approvals, permits and licenses from the Nevada Gaming Authorities prior to engaging in the joint venture.

  The Nevada Commission may also require the holder of any equity or debt security of a corporation registered under the Nevada Gaming Control Act to file applications, be investigated and be found suitable to own the equity or debt security of a registered corporation. If the Nevada Commission determines that a person is unsuitable to own such equity or debt security, then pursuant to the regulations of the Nevada Commission, the registered corporation can be sanctioned, including the loss of its approvals, if without the prior approval of the Nevada Commission, it (i) pays to the unsuitable person any dividend, interest, or any distribution whatsoever on such security, (ii) recognizes any voting right by such unsuitable person in connection with such securities, (iii) pays the unsuitable person remuneration in any form, or (iv) makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation, or similar transaction in connection with such security.

  Officers, directors and certain key employees of the Company and any wholly-owned subsidiary holding a gaming license are or may be required to be found suitable or licensed by the Nevada Gaming Authorities, and employees associated with gaming, including pari-mutuel wagering and manufacturing of gaming devices must obtain work permits which are subject to immediate suspension and possible revocation under certain statutorily defined circumstances. In addition, anyone having a material relationship or involvement with the Company may be required to be found suitable or licensed, in which case those persons would be required to pay the costs and fees of the Nevada Board in connection with the investigation. An application for licensure may be denied for any cause deemed reasonable by the issuing agency. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. Changes in licensed positions must be reported to the issuing agency. In addition to their authority to deny an application for a license, the Nevada Gaming Authorities have jurisdiction to disapprove a change in corporate position. Further, Nevada Gaming Authorities have the authority to require the wholly-owned subsidiary holding the gaming license to suspend or dismiss officers, directors or other key employees, or sever relationships with other persons who refuse to file appropriate applications or whom the authorities find unsuitable to act in such capacities. Determinations of suitability or of questions pertaining to licensing are not subject to review in Nevada.

  The Company and any wholly-owned subsidiary holding a gaming license would be required to submit detailed financial and operating reports to the Nevada authorities. Substantially all loans, leases, sales of securities and similar financing transactions by the wholly-owned subsidiary holding the gaming license must be approved by and reported to the Nevada Gaming Authorities.

  If it were determined that gaming laws or regulations had been violated by the Company or the wholly-owned subsidiary holding the gaming license, the licensees of the Company or of the wholly-owned subsidiary holding the gaming license may have its license revoked, limited, suspended, or conditioned, and the wholly-owned subsidiary holding the gaming license, the Company and the persons involved could, at the discretion of the Nevada Gaming Commission, be subject to substantial administrative fines for each separate determined violation.

  In addition, a supervisor could be appointed by the Nevada Commission to operate the Company's gaming properties and, under certain circumstances, earnings generated during the supervisor's appointment (except for the reasonable rental value of the Company's gaming properties) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect the Company's gaming operations.

  The Nevada Gaming Authorities have the power to investigate at any time any record or beneficial stockholder of the Company. Nevada law requires any person who acquires more than 5.0% of the Company's voting securities to report the acquisition to the Nevada Commission and such person may be required to be found suitable. Also, any person who becomes a beneficial owner of more than 10.0% of the Company's voting securities must apply for a finding of suitability by the Nevada Commission within thirty (30) days after the chairman of the Nevada Board mails the written notice requiring such filing and must pay the costs and fees incurred by the Nevada Board in connection with the investigation. If the stockholder who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The regulations of the Nevada Commission provide for the granting of a waiver of these suitability requirements for institutional investors, as that term is defined by regulation, who acquire beneficial ownership of more than 10.0% but not more than 15.0% of the voting securities of a registered publicly traded corporation for investment purposes only. In order to qualify for such a waiver, an institutional investor must meet certain requirements and the burden to demonstrate qualification for the waiver is at all times on the applicant. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the Company, any change in the Company's corporate charter, bylaws, management, policies or operations of the Company, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes only and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If a beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed financial and business information including a list of beneficial owners. The applicant is required to pay all costs of investigation. A granting of such a waiver does not include a waiver or exemption from the requirement for prior approval to "acquire control" of a registered corporation.

  Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a beneficial owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the Class A Common Stock beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a gross misdemeanor. The Company would be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or the wholly owned subsidiary holding a gaming license, the Company
(i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, or (iii) gives remuneration in any form to that person. If a security holder is found unsuitable, the Company may itself be found unsuitable if it fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the Clark County Commission has taken the position that it has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license.

  The Company would be required to maintain a current stock ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company would also be required to render maximum assistance in determining the identity of the beneficial owner. The Nevada Commission has the power at any time to require the Company's stock certificates to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act and the regulation of the Nevada Commission. Although, to date, the Nevada Commission has not imposed such a requirement on the Company, there can be no assurance that it will not do so at some later date.

  As an applicant, the Company may not make a public offering of its securities without the approval of the Nevada Commission if the securities or proceeds therefrom were intended to be used to construct, acquire or finance gaming facilities in Nevada, or retire or extend obligations incurred for such purposes. Such approval, if given, would not constitute a recommendation or approval by the Nevada Commission or Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful.

  Changes in control of the Company through merger, consolidation, acquisition of assets, management or consulting agreements or any form of takeover could not occur without the prior investigation of the Nevada Board and approval of the Nevada Commission. Entities seeking to acquire control of a registered corporation must satisfy the Nevada Board and Commission in a variety of stringent standards prior to assuming control of the registered corporation. The Nevada Commission may require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated and to be licensed as part of the approval process related to the transaction.

  The Nevada legislature has declared that certain corporate acquisitions which are opposed by management through repurchases of voting securities and other corporate defense tactics that affect corporate gaming licensees in Nevada, and corporations publicly-traded stock that are affiliated with those operations, may be injurious to stable and productive corporate gaming. The Nevada Commission has therefore established a regulatory scheme to ameliorate the potentially adverse effects of these business practices upon Nevada's gaming industry and to further Nevada's policy to (i) assure the financial stability of corporate gaming operators and their affiliates; (ii) preserve the beneficial aspects of conducting business in the corporate form; and (iii) promote a neutral environment for the orderly governance of corporate affairs. Approvals would be, in certain circumstances, required from the Nevada Commission before the Company could make exceptional repurchases of voting securities above the current market price thereof (commonly referred to as "greenmail") and before a corporate acquisition opposed by management can be consummated. Nevada's gaming regulations also require prior approval by the Nevada Commission if the Company were to adopt a plan of recapitalization proposed by the Company's Board of Directors in opposition to a tender offer made directly to its stockholders for the purpose of acquiring control of the Company.

  Any person who is licensed, required to be licensed, registered, required to be registered, or is under common control of such persons (a "Licensee"), and who proposes to become involved in a gaming venture outside of Nevada is required to deposit with the Nevada Board, and thereafter maintain, a revolving fund in the amount of $10,000 to pay the expenses of investigation by the Nevada Board of such Licensee's participation in foreign gaming. The revolving fund is subject to increase or decrease in the discretion of the Nevada Commission. Thereafter, Licensees are required to comply with certain reporting requirements imposed by the Nevada Gaming Control Act. A Licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the foreign gaming operations, fails to conduct the foreign gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs a person in the foreign operation who has been denied a license or finding of suitability in Nevada on the grounds of personal unsuitability.

  License fees and taxes, computed in various ways depending on the type of gaming activity involved, are payable to the State of Nevada and to the counties and cities in which the Nevada Licensee's respective operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either: (i) a percentage of the gross revenues received; (ii) the number of gaming devices operated; or (iii) the number of table games operated. A casino entertainment tax is also paid by casino operations where entertainment is furnished in connection with the selling of food or refreshments. Nevada Licensees that hold a license as a operator of a slot route, or a manufacturer's or distributor's license, also pay certain fees and taxes to the State of Nevada.

 Video Gaming

  Video gaming is one of the newest innovations in the wagering industry. Seven states (Louisiana, Montana, Oregon, Rhode Island, Delaware, South Dakota and West Virginia), several Canadian provinces and various foreign countries have already authorized a type of video gaming often called video lottery. Unlike the VGMs used in the Nevada and New Jersey casinos, VGMs for video lottery dispense vouchers redeemable for cash, rather than cash itself. Although some states, such as Rhode Island and West Virginia, currently restrict VGMs to already existing wagering facilities, most states that allow video gaming permit VGMs to be placed at bars and restaurants, as well as racetracks.

  Government officials in at least 20 additional states, including New York, New Jersey and Minnesota, are now considering proposals to legalize video gaming in their states. Legislatures have been enthusiastic about the potential of video gaming to raise significant non-tax revenues. Some officials, however, have expressed a desire to limit video gaming to established wagering facilities if video gaming is authorized in their jurisdiction at all.

  Federal regulations also govern the video gaming industry. The Federal Gambling Devices Act of 1962 (the "Devices Act") makes it unlawful for any person to manufacture, deliver or receive gaming machines, such as VGMs, across interstate lines unless that person has first registered with the Attorney General of the United States. The Devices Act does not apply to machines designed for pari-mutuel betting at a racetrack, such as the Company's wagering terminal. The Devices Act also permits states to exempt themselves from its coverage, and at least one state, Nevada, has done so. The Company has registered under the Devices Act and believes that it is in compliance with all of the Devices Act's record-keeping and equipment identification requirements.

  Companies which manufacture, sell or distribute VGMs are also subject to various provincial, state, county and municipal laws and regulations. The primary purpose of these rules is to insure the responsibility, financial stability and character of video gaming equipment companies and their key personnel and stockholders. The regulations governing VGMs resemble the pari-mutuel and sports wagering regulations in all the basic elements described above.

  The operation of video gaming devices as well as the manufacture and distribution of such devices is extensively regulated in Nevada. See the discussion of the Nevada regulatory process above. The Nevada authorities may also require a manufacturer of associated equipment to be found suitable. Neither the Company nor any wholly owned subsidiary thereof has been required to be licensed or has been required to be found suitable to operate or manufacture and distribute video gaming devices and there can be no assurance that the Company or any subsidiary can obtain any required license or would be found suitable.

  The Company intends to apply for all necessary licenses in the jurisdictions currently authorizing video gaming. The Company also plans to do business in other jurisdictions which may authorize video gaming operations in the future. The Company cannot predict the nature of the regulatory scheme in any of these jurisdictions.

 On-Line Lottery

  At the present time, 36 states and the District of Columbia authorize lotteries. Once authorized, the award of lottery contracts and ongoing operation of lotteries in the United States is highly regulated. Although certain of the features of a lottery, such as the percentage of gross revenues which must be paid back to players in prize money, are usually established by legislation, the lottery authorities generally exercise significant authority, including the determination of the types of games played, the price of each wager, the manner in which the lottery is marketed, and the selection of the vendors of equipment and services.

  To ensure the integrity of the contract award and wagering process, most jurisdictions require detailed background disclosure on a continuous basis from, and conduct background investigations of, the vendor, its subsidiaries and affiliates and its principal shareholders. Background investigations of the vendor's employees who will be directly responsible for the operation of the system are also generally conducted, and most states reserve the right to require the removal of employees who they deem to be unsuitable or whose presence they believe may adversely affect the operational security or integrity of the lottery. Certain jurisdictions also require extensive personal and financial disclosure and background checks from persons and entities beneficially owning a specified percentage (typically 5% or more) of the Company's securities. The failure of such beneficial owners to submit to such background checks and provide such disclosure could result in the imposition of penalties upon such beneficial owners and could jeopardize the award of a lottery contract to the Company or provide grounds for termination of an existing lottery contract.

  The international jurisdictions in which the Company markets its lottery systems also usually have legislation and regulations governing lottery operations. The regulation of lotteries in these international jurisdictions typically varies from the regulation of lotteries in the United States. In addition, restrictions are often imposed on foreign corporations seeking to do business in such jurisdictions. United States and international regulations affecting lotteries are subject to change. The Company cannot predict with certainty the impact on its business of changes in regulations.

 Simulcasting

  The Federal Communications Commission (the "FCC") regulates the use and transfer of earth station licenses used to operate the Company's simulcasting operations. To obtain an earth station license, the applicant must file an application with the FCC. The FCC then places the application on public notice and solicits comments for a thirty-day period, during which no action is taken on the application. At the expiration of the public notice period, assuming no objections are received from the public, the FCC usually will grant the application within two to three weeks if it determines that the granting of such applications is in the public interest.

  The Company's applications for assignment of the earth station licenses currently held by LDDS Corporation to the Company will require a ruling by the FCC that the Company's two foreign directors (who are citizens of Canada and the United Kingdom, respectively) do not adversely affect the public interest. The processing of these assignment applications therefore will likely exceed the normal two- to three-week processing period. If FCC approval of the license assignments is received, the Company will be required to pay to the FCC an annual fee on a per-station basis and file renewal applications annually. Failure to comply with these obligations in a timely fashion may result in the assessment of fines or forfeitures. With respect to the Company's ownership of Autotote Communications, the Company's application requesting approval of the transfer of control of the earth station licenses held by Marvin H. Sugarman Productions is currently pending. There can be no assurance that the Company's applications to transfer any of the earth station licenses will be successful.

EMPLOYEES

  As of October 31, 1994, the Company employed approximately 1,070 persons. Of this total approximately 450 were engaged in full-time field operations and approximately 250 in part-time tellering/cashiering for AEI, approximately 100 in manufacturing and operations support, approximately 160 in software, engineering and product development, approximately 30 in marketing and approximately 80 in financial, administration and other positions. Most of the North American pari-mutuel employees of the Company's subsidiary Autotote Systems, Inc. ("ASI") involved in field operations and repairs are represented by the International Brotherhood of Electrical Workers (the "IBEW") under two separate contracts, both of which expire in 1997. ASI's former contracts with Local 3 IBEW expired on May 31, 1994, and on August 22, 1994, ASI's field service employees represented by IBEW went on strike for a new collective bargaining agreement. On October 25, 1994 the employees ratified a new three year agreement and returned to work. Certain of the persons employed by the Company in Austria and Germany are members of national workers councils. The Company considers its employee relations to be satisfactory.

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

  The directors and executive officers of Autotote Corporation as of October 31, 1994 were as follows:

                                                                        DIRECTOR
NAME                           AGE POSITION                              SINCE
- ----                           --- --------                             --------
A. Lorne Weil.................  48 Chairman of the Board and Chief        1989
                                    Executive Officer(1)
Larry J. Lawrence.............  52 Director(1)(2)(3)(4)                   1989
Thomas H. Lee.................  50 Director(1)(4)                         1991
Sir Brian Wolfson.............  58 Director(3)                            1988
Alan J. Zakon.................  59 Director(1)(2)(3)                      1993
Marshall Bartlett.............  68 Director                               1991
Dennis C. Wallach.............  50 Senior Vice President and Chief         --
                                    Financial Officer
John A. DeVries...............  71 Executive Vice President                --
William Huntley...............  44 Vice President, Operations              --
Martin E. Schloss.............  48 Vice President and General Counsel      --
Robert D. Ciunci..............  48 Vice President, Finance                 --

- --------

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Stock Option Committee

  All directors hold office until the next annual meeting of stockholders and thereafter until their successors have been elected and qualified. Officers of the Company hold office for an indefinite term, subject to the discretion of the Board of Directors.

  Mr. A. Lorne Weil has been a director of the Company since December 1989, Chairman of the Board since October 31, 1991 and Chief Executive Officer since April 1992. From 1982 until 1989, Mr. Weil was a director and consultant to the holding company for ASI. From October 1990 until April 1992, Mr. Weil held various senior management positions at the Company and its subsidiaries. From 1979 to November 1992 he was the President of Lorne Weil, Inc., a firm providing strategic planning and corporate development services to the high technology industry. Mr. Weil is currently a director of Fruit of the Loom, Inc. and General Growth Properties, Inc.

  Mr. Larry J. Lawrence has been a director of the Company since December 1989. He is co-founder and since 1985 has been managing partner of Lawrence Venture Partners, the general partner of Lawrence, Tyrrell, Ortale & Smith, a private equity fund manager. Since 1990, he has been managing partner of LTOS II Partners, the general partner of Lawrence, Tyrrell, Ortale & Smith II. Mr. Lawrence is a director of The Earth Technology Corporation and of several private companies. Mr. Lawrence served as a director of the holding company for ASI prior to its acquisition by the Company.

  Mr. Marshall Bartlett has been a director of the Company since December 1991. From June 1993 to March 1994 Mr. Bartlett was employed by the Company in various capacities. Mr. Bartlett is currently a consultant to the Company. Mr. Bartlett was Executive Vice President and Chief Operating Officer of Bourns Inc., an electronic component manufacturer from 1979 until his retirement in 1991.

  Mr. Thomas H. Lee has been a director of the Company since December 1991. Mr. Lee founded the Thomas H. Lee Company in 1974 and since that time has served as its President. Thomas H. Lee Company provides investment banking and other financial advisory services to private and publicly held companies, and through its affiliates participates in leveraged acquisitions. Mr. Lee is a director of General Nutrition Companies, Inc.,

General Nutrition, Inc., Health o Meter Products, Inc., Health-o-Meter, Inc., Hills Stores Company, J. Baker, Inc., Finlay Enterprises, Inc., Finlay Fine Jewelry Corporation, Playtex Products Inc., Snapple Beverage Corp. and Gillett Holdings, Inc. Mr. Lee is also a general partner of the ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and the ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. (the "ML-Lee Acquisition Funds"), Chairman and Trustee of Thomas H. Lee Advisors I, and a general partner of Thomas H. Lee Advisors II, L.P., the investment advisors to the ML-Lee Acquisition Funds. He is the general partner of THL Equity Advisors Limited Partnership, the general partner of and investment advisor to Thomas H. Lee Equity Partners, L.P. In February 1991, Hills Department Stores, Inc. filed for protection under Chapter 11 of the Federal Bankruptcy Code. Mr. Lee was a director of the holding company for ASI prior to its acquisition by the Company.

  Sir Brian Wolfson has been a director of the Company since 1988. He served as Acting President and Chief Executive Officer from June 1991 until October 31, 1991. Since 1987 he has been the Chairman of Wembley plc, a United Kingdom corporation whose holdings include The Wembley Stadium, Arena and Conference Centre and Exhibition Halls in London. Sir Brian is also a director of Kepner-Tregoe, Inc. and Fruit of the Loom, Inc.

  Mr. Alan J. Zakon has been a director of the Company since 1993. Since 1990, he has served as managing director of Bankers Trust Corporation. From 1989 until 1990, Mr. Zakon served as Chairman of the Strategic Policy Committee of Bankers Trust Corporation. From 1986 until 1989, Mr. Zakon served as Chairman of the Board of Boston Consulting Group. Mr. Zakon is a director of Arkansas Best Freight Corporation, Augat Corporation, Hechinger Corporation, Boyle Leasing Technologies, and Laurentian Capital Corporation.

  Mr. Robert D. Ciunci has been Secretary and Vice President--Finance since October 31, 1991. Mr. Ciunci joined ASI in 1981 as Controller, was elected Assistant Secretary in November 1983 and assumed the positions of Vice President--Finance and Treasurer in 1990. Mr. Ciunci is a certified public accountant and has a Masters degree in Business Administration from Widener University.

  Mr. Dennis C. Wallach has been Senior Vice President and Chief Financial Officer of the Company since February 1994. From May 1991 through December 1993, Mr. Wallach was President and Chief Executive Officer of ASCOM Communications Inc., a company which owned and operated pay phones. From May 1989 through May 1991, Mr. Wallach was President and Founder of Wallach Associates, which provided strategic planning services to European electronic companies. From August 1988 through May 1989, Mr. Wallach was President and Chief Operating Officer of Sigmatron Inc. a manufacturer of electronic products for cable television, consumer products and wagering equipment.

  Mr. John A. DeVries has been Executive Vice President of the Company since December 1993 and President of Autotote Lottery since June 1993. From April 1989 through May 1993, Mr. DeVries was self-employed. From September 1970 through March 1989, Mr. DeVries was employed by General Instrument Corporation first as Vice President and later as Senior Vice President and Group Executive.

  Mr. William J. Huntley has been Vice President--Operations since October 31, 1991. Mr. Huntley joined ASI in 1972 and has served in various positions including Vice President--Operations. He was elected Vice President-- Operations of ASI in December 1989 and Vice President--Operations of the Company in 1994.

  Mr. Martin E. Schloss has been Vice President and General Counsel since December 1992. From July 1992 until December 1992, Mr. Schloss provided consulting services to and was employed by the Company. From 1976 to 1992, Mr. Schloss served in various positions in the legal department of General Instrument Corporation, with the exception of a hiatus of approximately one and one-half years. While at General Instrument, he was responsible for a significant portion of AmTote International, Inc.'s legal matters and has extensive experience in the international wagering industry.

ITEM 2. PROPERTIES

  The Company leases its corporate headquarters, which are located at 888 Seventh Avenue, Suite 1808, New York, New York 10106. The Company owns a development facility aggregating 39,750 square feet in Newark, Delaware, and recently sold its other Newark facility, which was formerly used for manufacturing. The Company's development facilities are subject to a first mortgage in connection with the Company's economic development revenue bond.

  The Company leases approximately 16,000 feet of office and warehouse space in Rocky Hill, Connecticut in order to operate the Connecticut State Lottery. It is also leasing approximately 13,000 square feet of space in Owings Mills, Maryland as corporate offices and a development facility for Autotote Lottery. The Company leases approximately 2,700 feet of warehouse space in Stanton, Delaware, leases office space for its regional sales, support office in Tampa, Florida and 10,000 feet of warehouse space in Tampa, Florida. The Company also leases approximately 10,000 square feet for its manufacturing facilities in Ballymahon, Ireland, 7,000 square feet for its facility in Athlone, Ireland and 27,000 square feet for its facility in Vienna, Austria. Finally, the Company is currently constructing a new facility of 19,250 square feet for its sports wagering business in Las Vegas, Nevada.

  The Company leases space for the Connecticut OTB locations in Norwalk, Bridgeport, West Haven, East Haven, Meriden, New Britain, Bristol, Waterbury and Torrington and a teletheater in New Haven. The Company recently purchased teletheaters in Windsor Locks and in New Haven, both of which relate to the operation of the Connecticut OTB. The Company is in the process of constructing a sports entertainment complex at its teletheater facility in New Haven, where the central off-track betting computer operations for the Connecticut OTB are located. While the Company believes its facilities are adequate for its current needs, the Company is evaluating alternative facilities which may be more suitable for the Company's operations.

ITEM 3. LEGAL PROCEEDINGS

  In addition to routine legal proceedings incidental to the conduct of its business, the Company and certain of its officers and directors have been named as defendants in lawsuits commenced in February 1995 as class actions in the United States District Court for the District of Delaware. The putative classes consist of purchasers of Class A Common Stock and put and call options between March 1994 and January 30, 1995. The complaints allege that the Company and certain of its officers and directors violated the federal securities laws and seek remedies of unspecified monetary damages and awards of fees and expenses. The Company intends to vigorously defend these proceedings. However, the ultimate outcome of the actions cannot yet be determined, and no provision for any liability, if any, that may result from the actions has been recognized in the accompanying consolidated financial statements.

  ASI and the Company were recently defendants in an arbitration claim by Multivest (PTE) Limited ("Multivest"). The subject matter of the arbitration involved a joint venture in which Multivest was a party and had agreed to acquire and contribute equipment and facilities necessary to operate an on-line lottery system in the Guangdong Province of the People's Republic of China. Multivest contracted with ASI to provide the lottery system. The arbitration claim alleged breach of contract by ASI with respect to its confidentiality obligations thereunder. The claim sought damages in the amount of approximately $250 million. Multivest withdrew its claim in January 1995.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  None.

                                    PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER
        MATTERS

  The Company's Class A Common Stock is traded under the symbol "TOTE" in the NASDAQ National Market System. The following table sets forth, for the periods indicated, the range of high and low closing prices of the Company's Class A Common Stock in the NASDAQ National Market System, adjusted retroactively to reflect (i) a three-for-two stock split in the form of a stock dividend of one share of Class A Common Stock for every two shares outstanding effective in June 1993, and (ii) a two-for-one stock split in the form of a stock dividend of one share of Class A Common Stock for every share outstanding effective in October 1993.

                                                                    HIGH   LOW
                                                                   ------ ------
      Fiscal 1993--
        First Quarter............................................. $ 8.00 $ 3.92
        Second Quarter............................................ $11.63 $ 6.83
        Third Quarter............................................. $17.75 $11.50
        Fourth Quarter............................................ $26.50 $16.50
      Fiscal 1994--
        First Quarter............................................. $28.50 $18.50
        Second Quarter............................................ $29.25 $17.75
        Third Quarter............................................. $21.75 $15.00
        Fourth Quarter............................................ $20.25 $13.25

  As of February 1, 1995, the Company had approximately 438 holders of record of its Class A Common Stock.

  The Company has never paid any cash dividends on its Common Stock. The Board of Directors presently intends to retain all earnings for use in the Company's business. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

  Under the terms of the Company's senior credit facility, the Company is not permitted to pay any cash dividends or make any other distributions (other than stock dividends) on its Common Stock.

ITEM 6. SELECTED FINANCIAL DATA

  Selected historical financial data presented below as of and for the five years ended October 31, 1994 have been derived from the audited consolidated financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The following financial information should be read in conjunction with Item 7, Management's Discussion and Analysis to Financial Condition and Results of Operations, and the Consolidated Financial Statements of the Company and the notes thereto, included in Item 8. The following financial information gives effect to (i) a three-for-two stock split in the form of a stock dividend of one share of Class A Common Stock for every two shares outstanding paid on June 30, 1993 and (ii) a two-for-one stock split in the form of a stock dividend of one share of Class A Common Stock for each share outstanding paid on October 25, 1993. The following financial data also reflects the acquisition of Marvin H. Sugarman Productions and its affiliate Racing Technology, Inc. which has been accounted for as a pooling of interests. Accordingly, the historical financial data has been restated to reflect the pooling.

                         FIVE YEAR SUMMARY OF SELECTED

                                 FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                         YEAR ENDED OCTOBER 31,
                             --------------------------------------------------
                               1990      1991       1992       1993      1994
                             --------  ---------  ---------  --------  --------
Selected Statement of
 Operations Data:
Operating Revenues:
  Wagering Systems.........  $ 50,382  $  39,104  $  40,526  $ 59,792  $ 98,592
  Wagering Equipment and
   Other Sales ............     9,816      8,942      7,838    25,070    50,458
  Divested Business
   Racetracks..............    13,248        --         --        --        --
                             --------  ---------  ---------  --------  --------
                               73,446     48,046     48,364    84,862   149,050
Expenses and Costs:
  Wagering Systems.........    26,536     20,692     20,713    36,513    61,158
  Inventory, Equipment and
   Contract Adjustments....       --         --         --        --      3,939
  Strike Expenses..........       --         --         --        --      2,842
  Wagering Equipment and
   Other Sales.............     5,897      5,080      4,606    11,679    35,753
  Divested Business
   Racetracks..............    11,815        --         --        --        --
  Selling, general and
   administrative..........     7,299      7,234      6,419    10,956    25,298
  Write-Off of Investments
   and Other...............       --         --         --        --      4,737
  Restructuring............       --         --         --        --      3,839
  Depreciation and
   amortization............    14,145     11,137      7,840    11,809    25,418
  Interest, net............     9,583      8,999      5,804     3,240     6,103
  Other Income.............       --          (6)      (382)      (65)     (647)
  Proceeds from Insurance
   Claim...................       --         --      (3,000)      --        --
  Write-Off of Financing
   Fees and Expenses.......       --         --         --        --      4,222
  Write-Off of Goodwill and
   Other Intangible Assets.       --      77,721        --        --        --
  Operations of Divested
   Business................       --       4,818        --        --        --
  Divestiture Expenses.....       --       1,338        --        --        --
  Litigation Expenses......     1,500        660       (382)      --        --
                             --------  ---------  ---------  --------  --------
                               76,775    137,673     41,513    74,132   172,662
Net Earnings (Loss)........  $ (2,551) $ (77,543) $   5,727  $  9,438  $(22,150)
Net Earnings (Loss) Per
 Common Share (Primary)....  $  (0.17) $   (4.42) $    0.37      0.33  $   (.79)
Net Earnings (Loss) Per
 Common Share
 (Fully Diluted)...........  $  (0.17) $   (4.42) $    0.36      0.33  $   (.79)
Selected Balance Sheet Data
 (End of Period):
Total Assets...............  $157,399  $  45,431  $  62,950  $187,105  $245,854
Total Long-Term Debt
 (Including Current
 Installments).............    27,583     54,326     57,231    76,987   143,955
Stockholders' Equity
 (deficiency)..............  $ 51,730  $ (28,775) $ (20,972) $ 76,079  $ 55,721
Weighted Average Shares
 Outstanding (Primary).....    14,648     17,546     15,425    28,210    28,174
Weighted Average Shares
 Outstanding
 (Fully Diluted)...........    14,648     17,546     15,911    28,911    28,174

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

 Restatement of Quarters and Significant Provisions

  The Company has restated its interim financial results for the first, second and third quarters of fiscal 1994, as described below. The restatement relates principally to: (i) inclusion in wagering equipment operating expenses in the third quarter of $5.9 million out of a total of $7.5 million non-tax deductible payment in 1994 made to former Tele Control Group stockholders pursuant to contingent payment provisions in the Tele Control Group acquisition agreement as a result of the award of certain lottery contracts to the Tele Control Group in the third quarter; (ii) an annualized increase of $5.3 million in amortization and depreciation as a result of the final review of the allocation of purchase price and the useful life of goodwill and certain other assets, recorded in connection with the 1993 acquisitions of the Tele Control Group, the ETAG Group, Autotote Lottery and the right to operate the Connecticut OTB (the "1993 Acquisitions"); (iii) $3.3 million in corrections consisting of inventory, equipment and contract adjustments resulting in charges to the financial statements delivered by the sellers in connection with the Company's acquisition on July 20, 1994 of Marvin H. Sugarman Productions, Inc., and Racing Technology, Inc., for periods prior to the acquisition; and other factors.

  The following table presents a summary of unaudited quarterly financial information for the first three quarters of fiscal 1994, as previously reported and as restated:

                            THREE MONTHS ENDED     THREE MONTHS ENDED      THREE MONTHS ENDED
                             JANUARY 31, 1994        APRIL 30, 1994          JULY 31, 1994
                          ---------------------- ---------------------- ------------------------
                          PREVIOUSLY AS RESTATED PREVIOUSLY AS RESTATED  PREVIOUSLY
                           REPORTED      (A)      REPORTED      (A)     REPORTED (A) AS RESTATED
                          ---------- ----------- ---------- ----------- ------------ -----------
                                           IN THOUSANDS (EXCEPT PER SHARE DATA)
Operating Revenues......   $26,964     28,289      37,836     38,446       41,769      41,136
Operating Expenses......    16,301     17,083      21,424     24,274       21,784      30,306
Gross Profit............    10,663     11,206      16,412     14,172       19,985      10,830
Selling, General &
 Administrative.........     4,151      5,066       4,734      5,751        5,791       5,867
Depreciation &
 Amortization...........     3,744      5,121       4,688      6,065        4,977       6,032
Operating Income/(Loss).     2,768      1,019       6,990      2,356        9,217      (1,069)
Interest & Other
 (Income)/Expense.......     1,158      1,178       1,232      1,253        1,481       1,598
Earnings/(Loss) Before
 Income Taxes And
 Extraordinary Item.....     1,610       (159)      5,758      1,103        7,736      (2,667)
Income Taxes/(Benefit)..      (281)       (56)        997        150        1,160        (453)
Net Earnings/(Loss)
 Before Extraordinary
 Item...................     1,891       (103)      4,761        953        6,576      (2,214)
Extraordinary Item
 Write-off of Financing
  Fees and Expenses.....       --         --        2,477      4,222          --          --
Net Earnings/(Loss).....   $ 1,891       (103)      2,284     (3,269)       6,576      (2,214)
NET EARNINGS/(LOSS) PER
 COMMON SHARE (B)
  Earnings/(Loss) Before
   Extraordinary Item...      0.06       0.00        0.15       0.03         0.20       (0.08)
  Extraordinary Item           --         --        (0.08)     (0.15)         --          --
  Net Earnings/(Loss)...      0.06       0.00        0.07      (0.12)        0.20       (0.08)
  Weighted Avg. No. Of
   Shares Outstanding...    32,561     27,987      32,607     28,107       32,714      28,196

- --------
(a) The restated quarterly financial information for the first and second quarters of fiscal 1994 reflects the acquisition on July 20, 1994 of Marvin H. Sugarman Productions, Inc. and Racing Technology, Inc., which has been accounted for as a pooling of interests. The acquisition was included in the quarterly financial information previously reported for the third quarter of fiscal 1994.
(b) Net Earnings/(Loss) per common share are based on the weighted average number of shares of common stock outstanding during the period and the dilutive effect of stock options, warrants and other common stock equivalents. Common stock equivalents are not included in the calculation of loss per share since their inclusion would be antidilutive.

BACKGROUND

  The net loss recorded for the year ended October 31, 1994 was $22.2 million or $0.79 per share. Factors which contributed to the magnitude of the fiscal 1994 loss include charges of approximately $3.8 million resulting from closing the Company's Newark, Delaware manufacturing facility and discontinuation of certain product lines; a $4.7 million write-off of certain assets principally related to domestic and overseas projects; costs of $2.8 million incurred as a result of a strike by the field service employees of the Company's subsidiary, Autotote Systems, Inc. ("ASI"); and an extraordinary item consisting of a non-cash write-off of financing fees and expenses of $4.2 million associated with the Company's repayment of its prior senior bank credit facility. Additional factors contributing to the loss in fiscal 1994 include charges of $7.5 million to operating expenses for payments in 1994 to former stockholders of the Tele Control Group pursuant to contingent payment provisions in the Tele Control Group acquisition agreement; $5.3 million in amortization and depreciation as a result of the final review of the allocation of purchase price and the useful life of goodwill and certain other assets recorded in connection with the 1993 Acquisitions; inventory, equipment and contract adjustments resulting in charges of $3.9 million, of which $3.3 million relates to corrections to the financial statements delivered by the seller in connection with the Company's acquisition of Marvin H. Sugarman Productions, Inc., and Racing Technology, Inc. for periods prior to the acquisition; and adjustments to the tax liability relating to certain income generated from the Company's international operations. No tax benefit is available for the operating expense payments in 1994 to the former Tele Control Group stockholders or the amortization of goodwill. The loss in 1994 did not permit the recognition of a tax benefit related to the extraordinary write-off of financing fees and expenses.

  The consolidated statements of operations for the years ended October 31, 1994 and 1993 reflect the following acquisitions: Autotote Lottery and the ETAG Group in June 1993, the right to operate the Connecticut OTB in July 1993, and the Tele Control Group in September 1993. All figures have been restated to reflect the acquisition of Marvin H. Sugarman Productions, Inc. and Racing Technology, Inc. in July 1994, which was accounted for on a "pooling of interests" basis.

  Historically, the Company's revenues have come from two sources: service contracts and sales contracts for equipment and software. Service revenue pursuant to multi-year service contracts is typically based on handle. The first quarter of the fiscal year is traditionally the weakest for service revenue for seasonal reasons. Sales revenue usually reflects a limited number of large sales which do not recur on an annual basis, but which historically have given rise to terminal sales and the provision of systems software to existing customers. The Company's ability to expand is dependent upon its ability to fulfill and retain its existing contracts and obtain additional contracts. The Company intends to increase its focus on the international market. The sale and delivery of wagering systems and equipment depend on various factors, including customer requirements as to the capabilities and features of the system and the delivery schedule. Consequently, revenue and operating results could vary substantially as a result of the timing of revenue recognition from major equipment sales. The timing of these sales can affect not only annual performance, but can make quarterly results highly variable and unpredictable.

FISCAL 1994 COMPARED TO FISCAL 1993

 Revenue Analysis

  Total revenues increased 76% or $64.2 million to $149.1 million for the year ended October 31, 1994 from $84.9 million in fiscal 1993. The 1993 Acquisitions, completed in the second half of fiscal 1993, contributed

$61.3 million to revenues in fiscal 1994 and $17.1 million to revenues in fiscal 1993. Wagering equipment and other sales revenues, exclusive of equipment and other sales revenue attributable to the Tele Control and Autotote Lottery subsidiaries of $10.0 million in fiscal 1994 and $1.6 million in fiscal 1993, increased $16.9 million in 1994 compared to 1993. Wagering equipment sales revenue in 1994 included (i) large equipment sales and a software upgrade totaling $7.7 million to foreign customers; (ii) $25.8 million attributable to the completion of the Company's contract to deliver the MAX 2000 terminals to Italy's TOTIP pool; and (iii) $6.3 million attributable to international lottery contracts received by the Company's Tele Control subsidiary. In addition, the Company delivered eight sports wagering systems in 1994 compared to six in 1993. In the fourth quarter of fiscal 1994, the Company experienced delays in the start-up of certain international contracts and buying decisions by other international customers. These delays continued in the first quarter of fiscal 1995 and adversely affected wagering equipment and other sales revenues in the first quarter.

  Exclusive of revenues attributable to the 1993 Acquisitions, wagering system revenues increased from $44.9 million in 1993 to $48.1 million in 1994, primarily due to the full year effect of revenue generated from wagering system contracts which became operational during 1993 and 1994, offset in part by severe winter weather in the Northeast and the earthquake in California. Wagering systems revenues attributable to the 1993 Acquisitions totaled $50.5 million in fiscal 1994 and $14.9 million in fiscal 1993. Total handle processed by the Company was approximately $11.6 billion for 1994 and $10.8 billion for 1993. Simulcasting revenues were $7.6 million in fiscal 1994 and $5.4 million in fiscal 1993.

 Expense Analysis

  Gross margin on wagering equipment and other sales decreased to 29% in fiscal 1994 from 53% in fiscal 1993, due in part to the charge of $7.5 million included in wagering equipment sales operating expenses in fiscal 1994, reflecting payments in 1994 to former Tele Control Group stockholders pursuant to contingent payment provisions in the Tele Control Group acquisition agreement as a result of the award of lottery contracts to the Tele Control Group in 1994. Before giving effect to the Tele Control Group payment, gross margin on wagering equipment and other sales for fiscal 1994 decreased to 44% from 53% in fiscal 1993. Fiscal 1993 wagering equipment and other sales margins were favorably affected by higher margins associated with $1.9 million of revenue attributable to the non-recurring grant of an exclusive software license in France for the Autotrak II system and $3.5 million of revenue attributable to components of revenue under the Company's contract to supply MAX 2000 terminals to Italy's TOTIP pool in part as a result of achieving a milestone in connection with the contract.

  Gross margins on wagering systems decreased from 39% in fiscal 1993 to 31% in fiscal 1994, due primarily to non-cash inventory, equipment and contract adjustments of $3.9 million and strike expenses of $2.8 million in fiscal 1994. Inventory, equipment and contract adjustments consist principally of corrections to financial statements delivered by the seller in connection with the Company's acquisition in July, 1994 of Marvin H. Sugarman Productions, Inc. and Racing Technology, Inc. for periods prior to the acquisition. The acquisition was accounted for on a "pooling of interests" basis. Strike expenses consist of contract labor, security, legal and other costs incurred as a result of a strike by the field service employees of ASI. The strike affected approximately 275 of ASI's field service employees and was settled in late October, 1994. The Company expects that as a result of the settlement of the strike, the Company's ASI field service labor costs will decrease in fiscal 1995 and the following two years of the union contract. The Company also expects to have increased flexibility in labor deployment. Before giving effect to the foregoing inventory, equipment and contract adjustments and the strike expenses, gross margins on wagering systems for fiscal 1994 decreased to 38% from 39% in fiscal 1993.

  Selling, general and administrative expenses include marketing, sales, administrative, engineering and product development, finance, legal and other expenses. These expenses increased to $25.3 million for fiscal 1994 from $11.0 million in fiscal 1993, an increase of $14.3 million or 131%. Approximately $4.9 million of the increase is due to the full year effect of selling, general and administrative expenses related to the 1993 Acquisitions. Additional increases in fiscal 1994 selling, general and administrative expenses reflected the strengthening of the Company's management structure; and the Company's expanded multicontinent business; and expansion of the Company's international and North American marketing efforts, specifically in the on-line lottery and sports wagering businesses and increased product development expenses. The Company also incurred significant accounting, legal and consulting fees associated with the audit of its fiscal 1994 financial statements, resulting in a charge of approximately $1 million.

  Product development expenditures in fiscal 1994 were $10.3 million, up from $5.6 million in fiscal 1993, reflecting increases in new product development, product enhancement and product support. Approximately $3.6 million of the fiscal 1994 development expenditures are included in the statement of operations, approximately $6.0 million was capitalized with respect to development of lottery and video lottery systems and $700,000 was reimbursed by customers. Approximately $1.0 million of fiscal 1993 development expense is included in the statement of operations, approximately $600,000 was directly allocated to projects, and $1.6 million was reimbursed by customers. $2.4 million relating to development of the MAX 6000 terminals and lottery systems was capitalized in fiscal 1993.

  In fiscal 1994, as part of the Company's plan to reduce manufacturing costs and utilize its working capital more effectively, the Company determined to close and dispose of its Newark, Delaware manufacturing facility and eliminate certain product lines by the end of the first calendar quarter of 1995. This facility has been closed and sold and the production of certain product lines has been or will be discontinued and all future manufacturing will be relocated either to the Company's manufacturing facility in Ballymahon, Ireland, or, as appropriate, to North American subcontractors. Accordingly, fiscal 1994 operating expenses include a restructuring charge of $3.8 million. The restructuring charge includes costs of plant shut-down and severance ($450,000), and write-offs of leasehold improvements and machinery, equipment and inventory ($3.7 million), net of a gain of $350,000 upon the disposition of the manufacturing facility. Cash expenditures included in the restructuring charge are primarily costs of plant shutdown and employee severance costs and were incurred primarily during the first and second quarters of 1995. The Company expects that the restructuring will result in lower manufacturing and operating costs and more efficient use of working capital. In addition, in fiscal 1994 the Company wrote-off approximately $4.7 million of its investments in certain assets principally related to domestic and overseas projects.

  Depreciation and amortization expenses increased 115% to $25.4 million in fiscal 1994 from $11.8 million in fiscal 1993. The increase is due in part to increases in amortization and depreciation as a result of management's final review of the allocation of purchase price and the useful life of goodwill and certain other assets recorded in connection with the 1993 Acquisitions. This final review resulted in $5.3 million in increased annual depreciation and amortization with respect to the 1993 Acquisitions. The Company is continuing to evaluate the recoverability of goodwill recorded in connection with the acquisition of the Tele Control Group ($11.8 million net of accumulated amortization as of October 31, 1994). The increase also reflects the full year effect of amortization and depreciation associated with the 1993 Acquisitions and increased depreciation with respect to capital additions made in North America to the Company's wagering systems base during fiscal years 1993 and 1994. The Company anticipates increased depreciation and amortization of up to $2.8 million in fiscal 1995 on an annualized basis as a result of recently announced acquisitions. See "Liquidity and Capital Resources" below.

The operating loss was $13.9 million in fiscal 1994 compared to $13.9 million of operating income in fiscal 1993, reflecting operating expenses attributable to the payments in 1994 to the former Tele Control Group stockholders pursuant to the Tele Control acquisition agreement, adjustments to the financial statements for Marvin H. Sugarman Productions, Inc. and Racing Technology, Inc. for periods prior to acquisition, strike expenses, write-offs of investments, restructuring charges and increased depreciation and amortization.

  Interest expense increased $2.9 million to $6.4 million in fiscal 1994 compared to $3.5 million in fiscal 1993. The increase primarily reflects increased borrowings associated with the construction of wagering systems equipment and with the 1993 Acquisitions. Interest costs of $819,000 and $1.1 million were capitalized in 1993 and 1994, respectively, reflecting additional costs of construction of wagering systems placed in service pursuant to wagering systems contracts.

 Income Taxes

  Effective income tax rates before extraordinary item were approximately 8% in fiscal 1994 compared to 12% for fiscal 1993. The rate for fiscal 1994 reflects the non-tax deductible nature of the payments in 1994 to former Tele Control Group stockholders included in wagering equipment sales operating expenses, the mix in earnings between foreign and domestic operations, increased non-deductible goodwill amortization and an increase in the tax liability relating to certain income generated from the Company's international operations. The loss in 1994 did not permit the recognition of a tax benefit related to the extraordinary write-off of financing fees and expenses of $4.2 million associated with the Company's repayment of its prior senior credit facility. The rate for 1993 differs from the U.S. statutory tax rate of 34% principally due to foreign earnings taxed at a lower income tax rate than the U.S. tax rate, the utilization of foreign tax credits and other business credits in 1993 and adjustments to prior years' income tax accruals.

 Net Earnings (Loss)

  Net loss for fiscal 1994 was $22.2 million or $.79 per share compared to fiscal 1993 earnings of $9.4 million or $0.33 per share. Without giving effect to the extraordinary non-cash charge of $4.2 million to write-off financing fees and expenses associated with the Company's repayment of its prior senior bank credit facility, the net loss for fiscal 1994 was $18.0 million or $0.64 per share. The primary earnings / (loss) per share was calculated using approximately 28.2 million weighted average shares outstanding in both fiscal 1994 and fiscal 1993. The weighted average shares outstanding for 1993 have been adjusted for 3-for-2 and 2-for-1 stock splits which occurred during 1993.

FISCAL 1993 COMPARED TO FISCAL 1992

 Revenue Analysis

  Total revenues increased 75% or $36.5 million to $84.9 million for the year ended October 31, 1993 from $48.4 million in 1992. The Company completed the 1993 Acquisitions during the year which contributed $17.2 million in revenues for fiscal 1993. Wagering equipment and other sales revenues increased $17.2 million in 1993 compared to 1992. Wagering equipment and other sales revenue in 1993 included (i) nonrecurring large equipment sales to foreign customers;
(ii) $3.5 million of revenue attributable to components of revenue under the Company's contract to supply MAX 2000 terminals to Italy's TOTIP pool in part as a result of achieving a milestone in connection with the contract; (iii) $1.2 million attributable to the delivery of MAX 2000 terminals to Italy's TOTIP pool; and (iv) $1.9 million from the grant of an exclusive software license in France for the Autotrak II system. In addition the Company delivered six sports wagering systems in 1993 compared to one in 1992. Exclusive of the Company's revenues attributable to acquisitions during 1993, wagering system revenues increased $4.4 million over 1992, primarily due to revenue generated from wagering system contracts which became operational during 1993 and the expansion of simulcast and inter-track wagering during the year, offset in part by rate reductions associated with contract renewals. Wagering systems revenues attributable to these acquisitions during fiscal 1993 totaled $14.9 million. Total handle processed by the Company was approximately $10.8 billion for 1993 compared to $7.9 billion for 1992. Simulcasting revenues were $5.4 million in fiscal 1993 and $5.6 million in fiscal 1992.

 Expense Analysis

  Gross margin on wagering equipment and other sales increased to 53% in fiscal 1993 from 41% in fiscal 1992, principally due to higher margins associated with sales of non pari-mutuel and sports wagering systems, and the non-recurring grant of the software license. Gross margins on wagering systems declined from 49% in 1992 to 39% in fiscal 1993, primarily due to lower overall gross margins caused by start-up expenses related to contracts which become operational in fiscal 1993 and costs associated with one day operational problems the Company experienced in the start-up of its new wagering systems at Santa Anita Park and SCOTWINC in the first quarter of fiscal 1993. In addition, gross margins on wagering systems for fiscal 1993 reflect the labor intensive nature of the operations of the Connecticut OTB, which has lower related depreciation and amortization expenses compared to the Company's wagering systems contract business. Operating margins decreased from 18% in fiscal 1992 to 16% in fiscal 1993, principally due to increased depreciation and amortization expense associated with new equipment under recently signed wagering systems contracts, as well as selling, general and administrative expenses relating to the Company's 1993 Acquisitions.

  Selling, general and administrative expenses include marketing, sales, administrative, engineering and product development, finance, legal and other expenses. These expenses increased $4.6 million to $11.0 million for fiscal 1993 from $6.4 million in fiscal 1992, primarily reflecting increases in marketing expenses associated with the expansion of the Company's North American and international marketing efforts, a significant portion of which is related to the Company's on-line lottery business, the 1992 capitalization of $1.1 million of development cost related to the PROBE terminal and increases in management personnel as well as expenses related to the on-going operations of the 1993 Acquisitions.

  Product development expenditures in fiscal 1993 were $5.6 million, up from $3.5 million in fiscal 1992, reflecting increases in new product development, product enhancement and product support. Approximately $1.0 million of fiscal 1993 development expense is included in the statement of operations, approximately $0.6 million was directly allocated to projects, and $1.6 million was reimbursed by customers. $2.4 million relating to development of the MAX 6000 terminals and lottery systems was capitalized. The increase in lottery development and promotion expenses is expected to continue in fiscal 1994.

  Depreciation and amortization expenses increased 51% to $11.8 million in fiscal 1993 compared to $7.8 million in fiscal 1992. The increase is due primarily to the depreciation on the new PROBE systems installed at customer sites in 1993.

  Operating income was $13.9 million in fiscal 1993 compared to $8.8 million in 1992 reflecting increases in revenues, higher margins on revenue associated with the TOTIP contract and the software license, the increase in sports wagering systems and contributions from new acquisitions.

  Interest expense declined $2.4 million to $3.5 million in fiscal 1993 compared to $5.9 million in fiscal 1992. The decrease primarily reflects the absence of $1.7 million of interest associated with $8.4 million of Subordinated Debentures exchanged for Class A Common Stock in the first quarter of fiscal 1993, the use of proceeds from the Company's April 1993 public offering of Class A Common Stock to repay debt under the Company's senior bank credit facility and the remaining Subordinated Debentures and the capitalization of $0.8 million of interest in 1993 associated with the Company's construction of wagering systems equipment. Partly offsetting these reductions was interest associated with the convertible subordinated debentures issued in the fourth quarter of fiscal 1993.

  Other income in fiscal 1992 included a $3.0 million one-time gain associated with an insurance claim.

 Income Taxes

  Effective income tax rates were approximately 12% for fiscal 1993 and 16% in fiscal 1992. The rate for 1993 differs from the U.S. statutory tax rate of 34% principally due to foreign earnings taxed at a lower income tax rate than the U.S. tax rate, the utilization of foreign tax credit and other business credits in 1993 and adjustments to prior years income tax accruals. The rate for 1992 differs from the U.S. statutory rate principally due to the nontaxable portion of the gain related to an insurance claim.

 Net Earnings

  Net earnings for fiscal 1993 were $9.4 million or $0.33 per share compared to net earnings of $5.7 million or $0.37 per share in fiscal 1992. Without giving effect to the insurance claim, net earnings for fiscal 1992 were

$2.7 million or $0.18 per share. Per share earnings were calculated using 28.2 million weighted average shares outstanding in fiscal 1993 compared to 15.4 million weighted average shares outstanding in fiscal 1992. The weighted average shares outstanding for 1992 and 1993 have been adjusted for 3-for-2 and 2-for-1 stock splits which occurred during 1993.

LIQUIDITY AND CAPITAL RESOURCES

  In fiscal 1994 the Company invested $43.4 million in expenditures for wagering systems including $3.7 million in digital simulcasting equipment associated with the acquisition of Marvin H. Sugarman Productions. The Company also invested $19.5 million in capital expenditures, including $13.8 million in capital expenditures for major simulcasting facilities in Windsor Locks and New Haven, Connecticut, $800,000 on the construction of facilities in Las Vegas and the balance principally attributable to leasehold improvements and equipment. In fiscal 1994, net cash provided by operating activities was $6.4 million which includes increases in accounts receivable of $17.6 million and prepaid expenses of $2.5 million, offset by increases in accounts payable and accrued liabilities of $6.4 million and $5.8 million, respectively. The Company generated cash of $38.2 million from non-cash charges for restructuring, depreciation and amortization, the one-time write-off of financing charges and restructuring, and asset write-downs. During the period, the Company financed its expenditures through cash flow from operations and borrowings under its senior credit facility.

  As previously announced, on November 1, 1994 the Company acquired 80% of the holding company of SEPMO S.A. ("SEPMO"), a supplier of wagering systems and services to the French off-track betting network and other customers, for approximately $2.3 million. The Company also agreed to purchase the remaining capital stock of SEPMO in four equal installments over a period of four years at a purchase price to be determined by a formula based on the results of operations of SEPMO on a consolidated basis; provided that the aggregate purchase price for such additional shares will be at least the equivalent of 3 million French francs and not in excess of the equivalent of 9 million French francs. SEPMO provides wagering systems in France as well as the Middle East and North Africa. Additionally, on January 19, 1995 the Company acquired substantially all of the assets of the Simulcast Division of LDDS Corporation (formerly the IDB Communications Group, Inc.) ("IDB") for $9.0 million in cash. The Company also acquired the rights and obligations under leases relating to eight C-band satellite transponders for $4.5 million in cash. The Company financed the cash portion of the acquisitions of SEPMO and IDB through borrowings under its senior credit facility.

  For fiscal 1995, the Company intends to bid on upcoming lottery contracts in North America. These lottery contracts and any North American OTB privatization or start up awards received by the Company would be capital intensive, requiring substantial initial cash outlays which would be recouped over time from cash flows from the contracts.

  The amount of the Company's future capital expenditures for wagering systems equipment and lottery equipment will depend on the Company's ability to enter into service contracts with new customers. Each new customer may require the manufacture and assembly of a new wagering system. The Company may be required to begin manufacture of wagering systems prior to the award of a contract in a competitive bidding situation. The Company anticipates total expenditures of approximately $15.0 million in fiscal 1995 for wagering systems arising out of current commitments. At October 31, 1994, the Company's cash and cash equivalents were $6.7 million, versus $10.5 million at October 31, 1993. At October 31, 1994, $22.4 million was unused under the Company's senior bank credit facility. As of October 31, 1994, the Company was in violation of certain covenants under the senior bank credit facility, as described below. In addition, the Company was in violation of certain covenants during the first quarter of fiscal 1995. On February 21, 1995, BT and the participating banks amended the senior bank credit facility, as described below, to amend certain covenants and waive these convenant defaults, as a result of which the Company was in compliance with the senior bank credit facility and, accordingly, $9.8 million was available for borrowing on that date. The Company's equipment sales customers fund portions of required expenditures in the form of advance payments.

  In December 1994, the Company signed a preliminary agreement to acquire an 88% interest in certain gaming and information technology assets of Elettronica Ingegneria Sistemi S.p.A ("EIS"), a designer and developer of integrated computer and communications networks, and pari-mutuel and lottery software applications in Italy, for $9.7 million in cash, $1.5 million in promissory notes, shares of the Company's Class A Common Stock valued at $1.4 million and the assumption of certain loan obligations of EIS. The acquisition is subject to approval by the Italian government and satisfaction of other conditions. It is anticipated that the acquisition of EIS will be consummated in the second half of fiscal 1995; the Company expects to finance this acquisition with proceeds from future financings. However, there can be no assurance that the transaction will be consummated or that the Company will be able to obtain the requisite financing.

  The Company believes that operating cash flow, advance payments from customers and borrowings under the Company's senior credit facility will be sufficient to satisfy the Company's anticipated capital needs through fiscal 1995, except with respect to the EIS acquisition. In addition, the Company intends to refinance debt outstanding under its senior credit facility to more closely match the useful lives of its wagering systems assets with the terms of its borrowings. The Company is exploring financing alternatives, including an offering of subordinated debentures to institutional investors. However, there can be no assurance that such an offering, if commenced, would be successful. The Company anticipates that the amount of its senior credit facility will be reduced to $75 million if such an offering were consummated.

 BANK CREDIT AGREEMENTS

  On April 28, 1994, the Company's wholly-owned subsidiary ("Systems") entered into an Amended and Restated Bank Credit Agreement (the "senior bank credit facility") with Bankers Trust Company ("BT") which provided for a replacement $125.0 million, five-year revolving credit facility, including a $25.0 million sublimit for letters of credit. The amount of the senior bank credit facility will be reduced by $25.0 million on April 30, 1996 unless the Company has raised, prior to that date, at least $50.0 million through the issuance of securities. In connection with any future debt offerings with proceeds to the Company exceeding $75 million, however, it is anticipated that the senior bank credit facility would be amended to reduce total availability under the facility to $75.0 million and to terminate the Revolving B and C Facilities, which are described below. The senior bank credit facility contains various financial and other covenants, including limitations on the Company's acquisitions, indebtedness, investments and capital expenditures. Also, in addition to customary events of default, a Change of Control of the Company (as defined) constitutes an event of default under the senior bank credit facility. The senior bank credit facility contains various other covenants, including covenants that prohibit the payment of cash dividends on the Company's stock and distributions to stockholders. The senior bank credit facility is guaranteed by the Company and other subsidiaries and is secured by substantially all of the assets of the Company and other subsidiaries. At the closing, the Company paid BT a closing fee equal of 1.625% of the total amount of the facility. Loans under the senior credit facility bear interest at the Base Rate (as defined); 7.75% at October 31, 1994, plus a margin ranging from 0% to .75%, or the Eurodollar Rate (as defined); 5.1875 at October 31, 1994, plus a margin ranging from .75% to 1.75% per year, in each case depending on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense ratio and indebtedness to EBITDA ratio, and in all cases an additional 2% in the event of certain defaults. A commitment fee of 0.5% per year is payable on the unused amount under the senior credit facility which is subject to reduction if certain financial ratios are met. A letter of credit fee equal to the applicable margin on Eurodollar loans then in effect less 1/8 of 1% and a facing fee of 1/8 of 1% per year is payable on each letter of credit issued, provided that the minimum amount of the facing fee in any 12 month period is $500. The senior credit facility permits voluntary prepayments, and requires prepayments under certain specified circumstances. The obligations under the senior credit facility mature on April 30, 1999.

  Effective December 27, 1994, the Company entered into an amendment to the senior bank credit facility pursuant to which BT committed to provide an additional revolving loan facility under the senior bank credit facility in the amount of $10 million (the "Revolving B Facility"), and subject to the discretion of BT after the delivery of the Company's audited consolidated financial statements for the fiscal year ended October 31, 1994, an additional facility in the amount of $10 million (the "Revolving C Facility" and, collectively the "Additional Facilities"). No borrowings under the Additional Facilities may be incurred until the availability under the existing senior bank credit facility has been fully utilized. Borrowings under the Revolving B Facility may be incurred from time to time on and after January 1, 1995 and prior to June 30, 1995. The obligations under the Revolving B Facility mature December 31, 1995. The obligations under the Revolving C Facility, if any, mature in April 1999. Borrowings under the Additional Facilities are subject to the covenants and other conditions, including interest rate and commitment fees, contained in the senior bank credit facility. Proceeds of borrowings under the Additional Facilities may be used solely for the Company's working capital purposes. On the effective date of the Additional Facilities, the Company paid to BT a financing fee equal to 3/4 of 1% of $20 million. On the first incurrence of borrowings under the Revolving B Loan Facility, BT earned a financing fee equal to 3/4 of 1% of $10 million. On the first incurrence of borrowings under the Revolving C Facility, if any, the Company will be obligated to pay BT a financing fee equal to 3/4 of 1% of $10 million. Additionally, on the effective date of the Additional Facilities the Company paid to BT for distribution to the other banks lending under the senior bank credit facility 1/8 of 1% of $125 million.

  Effective February 21, 1995, the Company entered into an amendment (the "Amendment") to the senior bank credit facility which amended certain financial covenants, waived certain covenant defaults and provided that the senior bank credit facility will bear interest at the Base Rate (as defined) plus a margin ranging from .25% to 1.25%, or the Eurodollar Rate (as defined) plus a margin ranging from 1.25% to 2.25%, in each case depending on the Company's EBITDA to interest expense ratio and bank debt to EBITDA ratio, and in all cases an additional 2% in the event of certain defaults. On the effective date of the Amendment, the Company paid to BT for distribution to the participating banks, 1/2 of 1% of the outstanding commitment of such banks on that date.

  Autotote Worldwide Services Ltd., an Irish corporation and wholly-owned subsidiary of the Company, had a $250,000 short term loan outstanding as of October 31, 1994. The Company expects this subsidiary to enter into a line of credit during the second quarter of fiscal 1995.

  In connection with the construction of its Las Vegas facility, in October, 1994 Autotote CBS, Inc., a Nevada corporation and wholly-owned subsidiary of the Company ("ACBS"), entered into a $2.1 million construction loan with Prime Merit Bank (the "ACBS Loan"). The ACBS Loan bears interest at 1.5% above prime rate and contains an option for permanent financing of up to $2.1 million. The ACBS Loan is secured by a first deed of trust and is guaranteed by the Company.

 DEBENTURES

  On August 20, 1993 the Company issued $40.0 million principal amount of 5 1/2% convertible subordinated debentures due 2001 (the "Debentures") in a private placement. The Debentures are convertible into 2,000,000 shares of Class A Common Stock at a conversion price of $20.00 per share. Interest is payable on the Debentures semi-annually. The Debentures are redeemable at par, including accrued interest thereon, at the option of the Company, at any time after August 15, 1998, or, under certain circumstances, August 15, 1997. The Debentures rank subordinate in right of payment to Senior Indebtedness of the Company (as defined). In the event of a Risk Event (as defined), the holders of the Debentures may require the Company to purchase all outstanding Debentures at par, including any accrued interest thereon.

 FIRST QUARTER FISCAL 1995

  The delays in the start up of certain international contracts and in buying decisions of other international customers will adversely affect the results of the first quarter of fiscal 1995. For this reason and because of the seasonality of the Company's wagering systems business, the Company expects to report a loss for the first quarter of fiscal 1995.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                                                                       FORM 10-K
                                                                        (PAGE)
                                                                       ---------
Independent Auditors' Report.........................................      32
Consolidated Balance Sheets as of October 31, 1993 and 1994..........      33
Consolidated Statements of Operations for the years ended October 31,
 1992, 1993 and 1994.................................................      34
Consolidated Statements of Stockholders' Equity (Deficiency) for the
 years ended October 31, 1992, 1993 and 1994.........................      35
Consolidated Statements of Cash Flows for the years ended October 31,
 1992, 1993 and 1994.................................................      36
Notes to Consolidated Financial Statements...........................      38
Schedule:
VIII. Valuation and Qualifying Accounts..............................      59

  All other schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

                        OCTOBER 31, 1992, 1993 AND 1994

                  (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Autotote Corporation:

  We have audited the consolidated financial statements of Autotote Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Autotote Corporation and subsidiaries as of October 31, 1993 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1994, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

  As discussed in Note 18 to the consolidated financial statements, the Company and certain of its officers and directors have been named as defendants in lawsuits commenced in February 1995 as class actions in the United States District Court for the District of Delaware. The complaints allege violation of the federal securities laws. The ultimate outcome of the lawsuits cannot presently be determined. Accordingly, no provision for any liability, if any, that may result from the litigation has been recognized in the accompanying consolidated financial statements.

  As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for income taxes.

                                          KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
February 21, 1995

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
       OCTOBER 31, 1993 AND 1994 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               1993     1994
                                                             --------  -------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $ 10,524    6,743
  Accounts receivable, net of allowance for doubtful
   accounts of $974 and $498 in 1993 and 1994, respectively.   17,912   34,476
  Income tax receivable.....................................      --       579
  Inventories...............................................   13,616   10,346
  Prepaid, deposits and other...............................    2,745    4,672
                                                             --------  -------
    Total current assets....................................   44,797   56,816
                                                             --------  -------
Property and equipment, at cost.............................  102,224  162,531
  Less accumulated depreciation.............................   29,394   41,144
                                                             --------  -------
    Net property and equipment..............................   72,830  121,387
                                                             --------  -------
Goodwill, less amortization.................................   28,502   23,052
Operating right, less amortization..........................   19,833   18,933
Other assets and investments................................   21,143   25,666
                                                             --------  -------
                                                             $187,105  245,854
                                                             ========  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and other short-term borrowings............. $  1,034      250
  Current installments of long-term debt....................      725      792
  Accounts payable..........................................   12,806   19,199
  Accrued liabilities.......................................   11,136   17,164
  Income taxes payable......................................    2,460    3,548
                                                             --------  -------
    Total current liabilities...............................   28,161   40,953
                                                             --------  -------
Deferred income taxes.......................................    4,380    3,650
Other long-term liabilities.................................    2,223    2,367
Long-term debt, excluding current installments..............   36,262  103,163
Long-term debt, convertible subordinated debentures ........   40,000   40,000
                                                             --------  -------
    Total liabilities.......................................  111,026  190,133
                                                             --------  -------
Stockholders' equity:
  Preferred stock, par value $1.00 per share, 2,000
   authorized, none outstanding.............................      --       --
  Class A common stock, par value $0.01 per share, 99,300
   share authorized, 27,901 and 28,748 shares outstanding at
   October 31, 1993 and 1994 respectively...................      279      288
  Class B non-voting common stock, par value $0.01 per
   share, 700 shares authorized, none outstanding...........      --       --
  Additional paid-in capital................................  133,390  134,864
  Accumulated deficit.......................................  (57,430) (79,580)
  Translation adjustment....................................     (160)     149
                                                             --------  -------
    Total stockholders' equity..............................   76,079   55,721
                                                             --------  -------
Commitments and contingencies (notes 8, 9, 10, 12, 13, 18
 and 22).................................................... $187,105  245,854
                                                             ========  =======

          See accompanying notes to consolidated financial statements.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED OCTOBER 31, 1992, 1993 AND 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       1992     1993    1994
                                                      -------  ------  -------
Operating revenues:
  Wagering systems..................................  $40,526  59,792   98,592
  Wagering equipment and other sales................    7,838  25,070   50,458
                                                      -------  ------  -------
                                                       48,364  84,862  149,050
                                                      -------  ------  -------
Operating expenses (exclusive of depreciation and
 amortization shown below):
  Wagering systems..................................   20,713  36,513   61,158
  Inventory, equipment and contract adjustments.....      --      --     3,939
  Strike expenses...................................      --      --     2,842
  Wagering equipment and other sales................    4,606  11,679   35,753
                                                      -------  ------  -------
                                                       25,319  48,192  103,692
                                                      -------  ------  -------
    Total gross profit..............................   23,045  36,670   45,358
                                                      -------  ------  -------
Selling, general and administrative expenses........    6,419  10,956   25,298
Write off of investments and other..................      --      --     4,737
Restructuring.......................................      --      --     3,839
Depreciation and amortization.......................    7,840  11,809   25,418
                                                      -------  ------  -------
    Operating income (loss).........................    8,786  13,905  (13,934)
                                                      -------  ------  -------
Other (income) deductions
  Interest expense..................................    5,903   3,473    6,408
  Interest income...................................      (99)   (233)    (305)
  Other income .....................................     (869)    (65)    (647)
  Proceeds from insurance claim ....................   (3,000)    --       --
                                                      -------  ------  -------
                                                        1,935   3,175    5,456
                                                      -------  ------  -------
  Earnings (loss) before income taxes (benefit) and
   extraordinary item...............................    6,851  10,730  (19,390)
                                                      -------  ------  -------
Income taxes (benefit)..............................    1,124   1,292   (1,462)
                                                      -------  ------  -------
    Net earnings (loss) before extraordinary item...  $ 5,727   9,438  (17,928)
                                                      -------  ------  -------
Extraordinary item
  Write off of financing fees and expenses..........      --      --     4,222
                                                      -------  ------  -------
    Net earnings (loss).............................  $ 5,727   9,438  (22,150)
                                                      =======  ======  =======
Earnings (loss) per common share
  Primary earnings (loss) per common share before
   extraordinary item...............................  $  0.37    0.33    (0.64)
Extraordinary item
  Write off of financing fees and expenses..........      --      --     (0.15)
                                                      -------  ------  -------
Earnings (loss) per common share....................  $  0.37    0.33    (0.79)
                                                      =======  ======  =======
Weighted average number of common shares outstanding
 (primary)..........................................   15,425  28,210   28,174
                                                      =======  ======  =======
  Fully diluted earnings (loss) per common share
   before extraordinary item........................  $  0.36    0.33    (0.64)
Extraordinary item
  Write off of financing fees and expenses..........      --      --     (0.15)
                                                      -------  ------  -------
Fully diluted earnings (loss) per common share......   $0 .36    0.33    (0.79)
                                                      =======  ======  =======
Weighted average number of common shares outstanding
 (fully diluted)....................................   15,911  28,911   28,174
                                                      =======  ======  =======

          See accompanying notes to consolidated financial statements.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                  YEARS ENDED OCTOBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                                    EQUITY
                                           ADDITIONAL             ADJUSTMENT                  TOTAL
                          PREFERRED COMMON  PAID-IN   ACCUMULATED    FROM     TREASURY    STOCKHOLDERS'
                            STOCK   STOCK   CAPITAL     DEFICIT   TRANSLATION  STOCK   EQUITY (DEFICIENCY)
                          --------- ------ ---------- ----------- ----------- -------- -------------------
Balances, October 31,
 1991...................     $ 4     175     48,467     (72,549)      --       (4,872)       (28,775)
Exercise of stock
 options................      --     --           1         --        --            7              8
Conversion of
 Subordinated Notes.....      --       3        877         --        --          --             880
Dividends on Series B
 Preferred Stock........      --     --         --          (38)      --          --             (38)
Issuance of warrants....      --     --       1,225         --        --          --           1,225
Capital contributions...      --     --           1         --        --          --               1
Net earnings............      --     --         --        5,727       --          --           5,727
                             ---     ---    -------     -------      ----      ------        -------
Balances, October 31,
 1992...................       4     178     50,571     (66,860)      --       (4,865)       (20,972)
Exercise of stock
 options................      --       1        232         --        --          154            387
Issuance of Common Stock
 in exchange for
 Subordinated
 Debentures.............      --     --       5,958         --        --        3,009          8,967
Conversion of Series B
 Preferred Stock........      (4)    --        (123)        --        --          127            --
Dividends on Series B
 Preferred Stock........      --     --         --           (8)      --          --              (8)
Exercise of Warrants....      --      21      1,620         --        --          --           1,641
Issuance of Class A
 Common Stock, net of
 expenses incurred......      --      79     75,132         --        --        1,575         76,786
Currency translation
 adjustment.............      --     --         --          --       (160)        --            (160)
Net earnings............      --     --         --        9,438       --          --           9,438
                             ---     ---    -------     -------      ----      ------        -------
Balances, October 31,
 1993...................      --     279    133,390     (57,430)     (160)        --          76,079
                             ---     ---    -------     -------      ----      ------        -------
Exercise of stock
 options................      --       4      1,398         --        --          --           1,402
Exercise of Warrants....      --       5         76         --        --          --              81
Currency translation
 adjustment.............      --     --         --          --        309         --             309
Net loss................      --     --         --      (22,150)      --          --         (22,150)
                             ---     ---    -------     -------      ----      ------        -------
Balances, October 31,
 1994...................     $--     288    134,864     (79,580)      149         --          55,721
                             ===     ===    =======     =======      ====      ======        =======

          See accompanying notes to consolidated financial statements.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED OCTOBER 31, 1992, 1993 AND 1994
                                 (IN THOUSANDS)

                                                     1992      1993     1994
                                                   --------  --------  -------
Cash flows from operating activities:
  Net earnings (loss)............................. $  5,727     9,438  (22,150)
                                                   --------  --------  -------
  Adjustments to reconcile net earnings (loss) to
   cash provided by (used in) operating
   activities:
  Depreciation and amortization...................    7,840    11,809   25,418
  Write off of non-cash financing fees............      --        --     4,222
  Non-cash restructuring and asset write-offs.....      --        --     8,576
  Deferred income tax expense (benefit)...........      505      (785)  (2,292)
  Changes in operating assets and liabilities net
   of effects of purchase/disposition of
   subsidiaries
      Accounts receivable.........................   (1,764)   (9,285) (17,560)
      Inventories.................................  (15,189)    2,387      184
      Prepaids, deposits and other................     (373)   (1,287)  (2,506)
      Accounts payable............................    4,109     2,727    6,393
      Accrued liabilities.........................     (803)      980    5,800
      Income taxes payable........................      243     1,012    1,088
  Other ..........................................    1,134    (2,674)    (808)
                                                   --------  --------  -------
      Total adjustments...........................   (4,298)    4,884   28,515
                                                   --------  --------  -------
Net cash provided by operating activities.........    1,429    14,322    6,365
                                                   --------  --------  -------
Cash flows from investing activities:
  Capital expenditures............................     (628)   (3,277) (19,533)
  Expenditures for equipment under wagering
   systems contracts .............................      --    (46,500) (43,401)
  Increase in other assets and investments........   (5,928)   (6,467) (15,450)
  Increase in goodwill............................     (221)      --      (350)
  Payment for operating right.....................      --    (20,000)     --
  Purchase of companies, net of cash acquired ....      --    (34,653)     --
                                                   --------  --------  -------
Net cash used in investing activities.............   (6,777) (110,897) (78,734)
                                                   --------  --------  -------
Cash flows from financing activities:
  Net borrowings (repayment) under lines-of-
   credit.........................................    1,309    (1,417)    (474)
  Net borrowings under senior bank credit
   facility.......................................      --        --   101,448
  Proceeds from issuance of long-term debt........    5,668    86,054   17,556
  Payments on long-term debt......................   (3,378)  (57,554) (51,562)
  Net proceeds from issuance of common stock......        8    78,815    1,483
  Dividends paid..................................      --         (8)     --
                                                   --------  --------  -------
Net cash provided by financing activities.........    3,607   105,890   68,451
                                                   --------  --------  -------
Effect of exchange rate changes on cash...........      --          3      137
Increase (decrease) in cash and cash equivalents..   (1,741)    9,318   (3,781)
Cash and cash equivalents, beginning of year......    2,947     1,206   10,524
                                                   --------  --------  -------
Cash and cash equivalents, end of year ........... $  1,206    10,524    6,743
                                                   ========  ========  =======

(Continued)

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1992, 1993 AND 1994

NON-CASH INVESTING AND FINANCING ACTIVITIES

 1992

  Net transfers of inventory to property and equipment were $5,566,000. See notes 10 and 15 for a description of other non-cash investing and financing activities during 1992.

 1993

  See notes 8 and 10 for a description of capital lease transactions and the exchange of subordinated debentures for common stock.

 1994

  Net transfers from goodwill to property and equipment were $6,751,000 in accordance with finalization of purchase price allocations for the 1993 acquisitions. See notes 3 and 8 for a description of acquisitions and capital lease transactions.

 Supplemental cash flow information

  Cash paid during the year for (thousands of dollars):

                                                               OCTOBER 31,
                                                            ------------------
                                                             1992  1993  1994
                                                            ------ ----- -----
     Interest (net of interest capitalized of $819 and
      $1,113 in 1993 and 1994, respectively)............... $5,695 3,139 4,979
     Income taxes.......................................... $  395   852 2,386



         See accompanying notes to consolidated financial statements.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           OCTOBER 31, 1993 AND 1994

(1) Description of the Business and Summary of Significant Accounting Policies

  (a) Description of the Business

    The Company and its subsidiaries are primarily engaged in the design, manufacture, sale and operation of computerized wagering systems for pari-mutuel wagering, sports/race wagering, simulcasting services and lottery applications in the United States and internationally as well as the operation of certain off-track betting concerns in the United States and internationally.

    During fiscal year 1994, the Company acquired Marvin Sugarman
    Productions, Inc. and its affiliate, Racing Technology, Inc. (See Note
    3).

    During fiscal year 1993, the Company acquired certain businesses and an operating right, including the ETAG Group, the Tele Control Group, the on-line lottery business of General Instrument Corporation and the exclusive right to operate the Connecticut Off-track Betting system (See Note 3).

  (b) Principles of Consolidation

    The accompanying consolidated financial statements include the accounts of Autotote Corporation (the Company) and subsidiaries in which the Company's ownership is greater than 50%. Investments in other entities are accounted for principally on the equity basis. Under the equity method, investments are stated at cost plus the Company's equity in undistributed earnings after acquisition.

    All significant inter-company balances and transactions have been eliminated in consolidation.

  (c) Inventories

      Inventories are stated at the lower of cost or market. Cost is determined as follows:

        ITEM                    COST METHOD
        ----                    -----------
        Parts.................. First-in, first-out or weighted moving average.
        Work-in-process........ Specific identification or weighted moving average for direct material and labor; other
                                fixed and variable production costs are
                                allocated as a percentage of direct labor cost.
        Ticket paper and other. First-in, first-out

  The Company adjusts inventory accounts on a periodic basis to reflect the impact of potential obsolescence.

  (d) Property and Equipment

    Property and equipment is stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

                                                                  ESTIMATED LIFE
            ITEM                                                     IN YEARS
            ----                                                  --------------
        Machinery and Equipment..................................      3-7
        Buildings................................................     15-40
        Transportation...........................................      3-7
        Furniture and Fixtures...................................      5-10
        Building and leasehold improvements......................      5-30

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  (e) Income Taxes

    The Company adopted Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," effective November 1, 1993. The new standard replaces SFAS No. 96, which the Company adopted previously.

    The cumulative effect of adopting SFAS No. 109 is immaterial since the recognized benefit of deferred tax assets for the Company remains unchanged from SFAS No. 96. Prior period financial statements have not been restated to reflect the adoption of SFAS No. 109.

    Under SFAS No. 109, income taxes are calculated using the asset and liability method. Under the asset and liability method, deferred income taxes are calculated by applying enacted statutory tax rates to cumulative temporary differences between financial statement carrying amounts and tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  (f) Earnings (Loss) Per Common Share

    Earnings (Loss) per common share are based on the weighted average number of shares of common stock outstanding during the period and the dilutive effect of stock options, warrants and other common stock equivalents. Common stock equivalents are not included in the calculation of loss per share since their inclusion would be antidilutive.

  (g) Effect of Stock Splits

    All information referring to shares of Class A Common Stock or common stock equivalents, earnings per share, and other related information has been adjusted to reflect the effects of the Company's three-for-two and two-for-one stock splits in the form of stock dividends, effected on June 30, 1993 and October 25, 1993, respectively.

  (h) Revenue Recognition

    Revenue from major contracts for the sale of wagering systems are recognized concurrent with achieving specified milestones in connection with the contract. Revenue for contracted software development is recognized on the percentage of completion method based on the ratio of costs incurred to the total estimated cost. Any anticipated losses on fixed price contracts are charged to earnings when such losses can be estimated. Revenues arising from the sale of component equipment and supplies is recognized when earned.

    Revenues from wagering system service, simulcast and lottery service contracts are recognized over the contract period pursuant to the terms of the contracts. Costs of providing operating services under contracts are charged to earnings in the period incurred.

    Revenue from the operation of off-track betting concerns is recognized based on a percentage of amounts wagered.

    The Company recognizes revenue from software licenses upon delivery if there are no, or insignificant, post-delivery obligations, and if the terms of the agreement are such that the payment obligation is non-cancelable and non-refundable.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  (i) Goodwill

    Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. The excess of costs over net assets for the Company's Autotote Lottery, Tele Control and ETAG subsidiaries is being amortized on a straight-line basis over five, seven, and ten years, respectively. The balance of goodwill is being amortized over forty years. Total goodwill amounted to $ 28,502,000 and $23,052,000 net of accumulated amortization of $175,000 and $3,740,000 as of October 31, 1993 and 1994, respectively.

    The Company assesses the recoverability of goodwill by comparing the recorded amounts to anticipated undiscounted future operating cash flows of the acquired operations and other considerations. The amount of impairment of goodwill, if any, is measured based on projected future operating cash flows using a discount rate reflecting the Company's average cost of funds.

  (j) Operating Right

    On July 1, 1993, the Company acquired the exclusive right to operate the Connecticut off-track betting system. This operating right is being amortized on a straight-line basis over twenty years and amounted to $19,833,000 and $18,933,000 net of accumulated amortization of $167,000 and $1,162,000 as of October 31, 1993 and 1994, respectively.

  (k) Other Assets and Investments (See Note 6)

    The Company has capitalized certain costs associated with internally developed software to be sold, leased or otherwise marketed. In addition, the Company has purchased software from, or contracted with, outside suppliers for the development of certain software products, and has also allocated certain costs to software as the result of business acquisitions in prior years. The software costs are being amortized on a straight-line basis over their useful lives, which range from three to five years. Amortization expense was $185,000, $456,000 and $956,000 for the years ended October 31, 1992, 1993 and 1994, respectively.

    The Company has capitalized certain costs associated with product development which amount to $6,012,000 in 1994 primarily related to lottery and video lottery systems and $2,417,000 in 1993 primarily related to the MAX 6000 terminals and lottery systems. The capitalized product development costs are amortized on a straight-line basis over a period of five years. Amortization expense of capitalized product development was $26,000, $302,000 and $1,289,000 for the years ended October 31, 1992, 1993 and 1994, respectively.

    Deferred financing costs relate to those costs associated with the procurement of long term financing by the Company. Such costs are amortized over the life of the financing agreements. Amortization expense was, $305,000, $475,000 and $534,000 for the years ended October 31, 1992, 1993 and 1994, respectively.

    In 1994, the Company wrote off $4.2 million of deferred financing fees and expenses associated with the Company's repayment of its prior senior credit facility with Heller Financial Group, Inc.

    Other intangible assets represent costs allocated to patents, trademarks, marketing rights and non-competition and employment agreements arising primarily from business acquisitions. The remaining assets are being amortized on a straight-line basis over the estimated useful lives of the assets, which is approximately six years.
    Amortization expense was $116,000, $273,000 and $1,026,000 for the years ended October 31, 1992, 1993 and 1994, respectively.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  (l) Deferred Installation Costs

    Certain installation costs consisting of installation materials, lease modification costs, customer contracted software and installation labor, associated with leased systems are deferred and amortized over the lives of the leases unless such costs are reimbursed by the lessee, in which case such amounts are included in revenue and cost of sales. Deferred installation costs, net of accumulated depreciation, included in property and equipment were approximately $9,226,000 and $12,926,000 at October 31, 1993 and 1994, respectively.

  (m) Cash and Cash Equivalents

    The Company considers all highly liquid debt instruments with an original maturity at the date of purchase of three months or less to be cash equivalents.

  (n) Foreign Currency Translation

    Assets and liabilities of foreign operations are translated at year-end rates of exchange and operations are translated at the average rates of exchange for the year. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions are included in other income (deductions) in the consolidated statements of operations.

  (o) Reclassification

    Certain reclassifications have been made to the prior years consolidated financial statements to conform to the current presentation.

(2) Unusual Items

    During 1994, the Company recognized unusual charges of $15.2 million. These charges include $3.9 million principally for corrections consisting of inventory, equipment and contract adjustments of which $3.3 million is in connection with the acquisition of MHSP and RTI, (see Note 3); $2.8 million for costs incurred as a result of a strike by the field service employees of the Company's subsidiary, Autotote Systems, Inc.; $4.7 million for the write-off of certain assets principally related to domestic and overseas projects; and charges of $3.8 million resulting from closing the Company's Newark, Delaware manufacturing facility and the discontinuation of certain product lines.

(3) Acquisitions

 1994

  On July 20, 1994, Marvin H. Sugarman Productions, Inc. (MHSP) and Racing Technology, Inc. (RTI) were acquired in an exchange of 500,000 shares of the Company's Class A Common Stock for all of the outstanding shares of MHSP and RTI. The transaction was accounted for as a pooling of interests and, accordingly, the accompanying consolidated financial statements have been restated to include the accounts and operations of MHSP and RTI for all periods prior to the acquisition.

  Prior to the acquisition, MHSP and RTI used the calendar year as their respective fiscal years. The financial results of MHSP and RTI were conformed to the fiscal year end of the Company as part of the restatement.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  Separate results of the combining companies and the combined amounts are summarized below:

                                                        YEARS ENDED OCTOBER 31,
                                                        ------------------------
                                                            1992        1993
                                                        ------------ -----------
                                                             (IN THOUSANDS)
   Net Revenues........................................
     Autotote..........................................      $42,804      79,478
     MHSP & RTI........................................        5,560       5,384
                                                        ------------ -----------
       combined........................................      $48,364      84,862
                                                        ============ ===========
   Net Earnings
     Autotote.......................................... $      5,116       9,020
     MHSP & RTI........................................          611         418
                                                        ------------ -----------
       combined........................................ $      5,727       9,438
                                                        ============ ===========

 1993

  In 1993, the Company made several acquisitions. At October 31, 1993 the allocations of the purchase prices were based on preliminary estimates. The excess of the purchase price over the estimated fair value of the net assets acquired based on the preliminary estimates of allocation of purchase price for each acquisition was being amortized on a straight-line basis over 40 years. During 1994, the allocations of the purchase prices were finalized and the useful life of the excess of the purchase price over the estimated fair value of the net assets acquired was determined.

  On June 22, 1993, the Company acquired all of the outstanding stock of ETAG Electronic Totalisator Gesellschaft m.b.H. and its affiliated companies (the ETAG Group). The ETAG Group leases wagering systems to harness racetracks in Germany and Austria and provides maintenance services to customers on a per diem basis. In addition, the ETAG Group sells computerized wagering systems to third parties, holds a 50% interest in a joint venture which operates off-track betting parlors in Germany and held a 25% investment in the Tele Control Group (a provider of on-line lottery systems) which was subsequently acquired. The Company paid an aggregate purchase price of $10,550,000 in cash, and agreed to pay 10% (or 5% in certain cases) of the net increase in revenues on a consolidated basis for the members of the ETAG Group for the calendar years 1993 through 1995, with payment to be made following the end of the respective calendar year. The acquisition was accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition with a portion of the purchase price being allocated to property and equipment. The excess of purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over ten years (See Note 1 (i)). The operating results of the ETAG Group have been included in the consolidated statement of operations since the date of acquisition.

  On June 25, 1993, the Company acquired all of the outstanding stock of General Instrument Lottery Corporation (Autotote Lottery) for $7,825,000 in cash. Autotote Lottery generally conducts business under one of three contractual arrangements: operating contracts, in which it provides personnel, equipment and services while retaining ownership of the equipment; technical and software support contracts, in which it provides certain services but sells the equipment; and sales contracts, in which it sells the equipment for a fixed price, without providing personnel and services. The acquisition was accounted for using the purchase method; accordingly, the assets and liabilities have been recorded at their estimated fair value at the date of acquisition with a portion of the purchase price being allocated to property and equipment. The excess of purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over 5 years (See Note 1 (i)). The operating results of Autotote Lottery have been included in the consolidated statement of operations since the date of acquisition.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  On September 8, 1993, the Company acquired 73% of the Tele Control Group from several individuals in addition to the 25% interest in the Tele Control Group which the Company acquired as a result of its acquisition of the ETAG Group. The Tele Control Group develops high volume transaction processing programs principally for on-line lotteries and other wagering applications, and to a lesser extent, for banking and credit card applications, and provides related software support. The Company paid a purchase price of $17,500,000 in cash at the closing. In March 1994, the Company acquired the remaining 2% interest in Tele Control for a $123,000 cash purchase price. In 1994, the Company made an additional contingent cash payment of $7,500,000 based on the signing of certain lottery contracts. Accordingly, this payment has been identified to these contracts and classified as operating expense in the accompanying statement of operations. The acquisition was accounted for using the purchase method; accordingly, the assets and liabilities of the acquired entities have been recorded at their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of the net assets acquired is being amortized on a straight-line basis over seven years. (See Note 1(i)). The operating results of the Tele Control Group have been included in the consolidated statement of operations since the date of acquisition.

  The following table presents unaudited pro forma results of operations as if the 1993 acquisitions had occurred at the beginning of the periods presented. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of fiscal year 1993 or of results which may occur in the future. These pro forma results also do not reflect the 1994 acquisition of MHSP and RTI, accounted for as a pooling of interests.

                                                          YEARS ENDED OCTOBER 31
                                                          -----------------------
                                                             1992        1993
                                                          ----------- -----------
                                                               (UNAUDITED)
   Thousands of dollars, except per share data
   Revenue...............................................     $65,582     93,863
   Operating Income......................................       8,909     15,845
   Earnings before income taxes..........................       5,040     11,084
   Primary earnings per common share..................... $      0.31       0.35

(4) Inventories

  Inventories consist of the following:

                                                                   OCTOBER 31,
                                                                  --------------
                                                                   1993    1994
                                                                  ------- ------
                                                                  (IN THOUSANDS)
   Parts......................................................... $ 9,230  3,579
   Work-in-process...............................................   3,721  5,887
   Finished goods................................................     --     443
                                                                  ------- ------
                                                                   12,951  9,909
   Ticket paper..................................................     665    437
                                                                  ------- ------
                                                                  $13,616 10,346
                                                                  ======= ======

  Prior to 1993, the Company utilized inventory accounts to accumulate all costs associated with the production of its products. During 1993, the Company began to identify the association between production assembly jobs and specific wagering systems contracts. For financial reporting purposes, at October 31, 1993 and 1994, costs for equipment associated with specific wagering systems contracts not yet placed in service are

                     AUTOTOTE CORPORATION AND SUBSIDIARIES
recorded as construction in progress. When the equipment is placed in service at wagering facilities, the related costs are transferred from construction in progress to machinery and equipment.

  Under wagering systems contracts, the Company retains ownership of all equipment located at wagering facilities.

(5) Property and Equipment

  Property and equipment consists of the following:

                                                                  OCTOBER 31,
                                                                ----------------
                                                                  1993    1994
                                                                -------- -------
                                                                 (IN THOUSANDS)
   Machinery and equipment..................................... $ 86,033 126,357
   Land and buildings..........................................    2,377  15,425
   Transportation..............................................      424     543
   Furniture and fixtures......................................    1,825   2,742
   Leasehold improvements......................................      159     889
   Construction in progress....................................   11,406  16,575
                                                                -------- -------
                                                                $102,224 162,531
                                                                ======== =======

  Depreciation expense for the years ended October 31, 1992, 1993, and 1994 amounted to $7,349,000, $10,278,000 and $14,256,000 respectively.

  Interest costs of $819,000 and $1,113,000 were capitalized in 1993 and 1994 as additional costs of qualifying property during the construction period and are included in the caption machinery and equipment.

(6) Other Assets and Investments

  Other assets and investments (net) consist of the following:

                                                                   OCTOBER 31,
                                                                  --------------
                                                                   1993    1994
                                                                  ------- ------
                                                                  (IN THOUSANDS)
   Software costs................................................ $ 4,835  3,687
   Deferred financing costs......................................   3,681  2,338
   Product development costs.....................................   3,281  9,804
   Other intangible assets.......................................   3,829  5,190
   Other assets..................................................   5,517  4,647
                                                                  ------- ------
                                                                  $21,143 25,666
                                                                  ======= ======

  Other assets are principally comprised of prepaid expenses with a maturity in excess of one year, costs associated with various product prototypes and costs associated with start-up of operations.

(7) Related Party Transactions

  Management and consulting services provided by a director/stockholder who was acting Chief Executive Officer of either the Company or a subsidiary of the Company from August 1990 through October 1991, and who became Chief Executive Officer of the Company in April 1992, amounted to $120,000 for the year ended

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

October 31, 1992. In addition, rental payments for office space to the same individual were $46,000 in 1992, and $93,000 in 1993.

  As a result of the acquisition of Tele Control, the Company has assumed a contract with IMMOC leasing, a real estate concern substantially owned by certain employees of the Company, to rent premises for a minimum period of 15 years. Consequently the Company has annual rental commitments of approximately $540,000 through the year 2006. Rental payments made to this concern were $24,000 and $433,000 for the years ended October 31, 1993 and 1994, respectively. Future minimum lease payments related to this commitment have been included in Note 8.

  In 1994, a director of the Company had a consulting arrangement with the Company whereby he received $100,000 for consulting services.

  In the opinion of management of the Company, the foregoing transactions were effected at rates which approximate those which the Company would have realized or incurred had the transactions been effected with independent third parties.

  The Company has a senior bank credit facility with Bankers Trust Company, a company of which a director of the Company is a managing director.

  At October 31, 1993 and 1994, $337,000 and $243,000 was due from DATEK, an unconsolidated 50% investee of ETAG.

(8) Leases

  At October 31, 1994, the Company was obligated under operating leases covering office equipment, office space and transportation equipment expiring at various dates through 2006. Future minimum lease payments required under these leasing arrangements at October 31, 1994 are as follows: 1995, $3,022,000; 1996, $4,014,000; 1997, $3,920,000; 1998, $3,889,000; 1999,
$3,705,000; and thereafter $5,727,000. The Company also leases equipment as needed under various month-to-month lease agreements. Total rental expense under these operating leases was as follows:

                                                                 YEAR ENDING
                                                                 OCTOBER 31,
                                                              ------------------
                                                              1992  1993   1994
                                                              ---- ------ ------
                                                                (IN THOUSANDS)
   Rental expense............................................ $265 $1,196 $3,211
                                                              ---- ------ ------

  The Company entered into capital lease obligations of $1,062,000 and $587,000 during the years ended October 31, 1993 and 1994 respectively.

(9) Notes Payable and Other Short Term Borrowings

  At October 31, 1994, the Company had a short term borrowing in the amount of $250,000 with a European bank. The facility bears interest at LIBOR (approximately 5.1875%).

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

(10) Long-Term Debt

  Long-term debt consists of the following:

                                                                 OCTOBER 31,
                                                               ----------------
                                                                1993     1994
                                                               ------- --------
                                                                (IN THOUSANDS)
   1993 Senior Bank Credit Facility--Note payable under
    revolving credit facility due May, 2000, interest payable
    from 0.50% to 1.75% above prime rate, secured by the
    assets of the Company....................................  $   474      --
   1993 Senior Bank Credit Facility--Note payable under
    acquisition / capital equipment credit facility due May,
    2000, interest payable at 0.50% to 1.75% above prime
    rate, with conversion to a term loan as of June, 1996,
    secured by the assets of the Company.....................   33,825      --
   Senior bank credit facility, due April 1999, interest
    payable at 0% to .75% over prime or .75% to 1.75% of
    Eurodollar rate (as defined), secured by the assets of
    the Company..............................................      --   101,448
   Irish Development Authority grant, amortized over the life
    of acquired capital equipment (generally 5 years)........      --        82
   5.5% subordinated debentures due August, 2001, convertible into Class A Common Stock at $20.00 per share, interest
    due semi-annually commencing February 1994...............   40,000   40,000
   Capital lease obligations, due in monthly installments
    through January 1999.....................................    1,122    1,386
   Commercial Development Revenue Bond, interest payable at
    88% of prime rate (7.75% at October 31, 1994), due in
    monthly installments of $7,433, plus interest, through
    February, 1997, secured by buildings and improvements....      305      216
   Term loan due in monthly installments of $7,912 through
    January 1998, interest payable at 2.5% above the prime
    rate (7.75% at October 31, 1994), secured by equipment...      411      316
   Term loan due in monthly installments of $25,730 through
    January 1996, interest payable at 2.5% above the prime
    rate (7.75% at October 31, 1994), secured by equipment...      720      412
   Note payable--Video equipment vendor, payable in monthly
    installments of $2,099 including interest at 11%, due
    September 15, 1999.......................................      --        95
   Various term loans........................................      130      --
                                                               ------- --------
   Total long-term debt......................................   76,987  143,955
   Less current installments.................................      725      792
                                                               ------- --------
   Long-term debt, excluding current installments............  $76,262 $143,163
                                                               ======= ========

  On August 20, 1993 the Company issued $40,000,000 principal amount of 5.5% convertible subordinated debentures due 2001 (the New Debentures) in a private placement. The New Debentures are convertible into 2,000,000 shares of Class A Common Stock at a conversion price of $20.00 per share. $17,500,000 of the proceeds were used to complete the Tele Control acquisition, $10,000,000 of the proceeds were applied to borrowings under the senior bank credit facility and the remainder was used for capital expenditures and other corporate purposes.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  During 1992, the Company entered into an interest rate cap agreement for $204,000 which expires October 5, 1995. Under the agreement, the Company has protected $20,000,000 of outstanding debt from increases in the U.S. prime rate (as defined) in excess of 9.0%. At October 31, 1994 the U.S. prime rate (as defined) was below the cap rate.

  During the first quarter of fiscal year 1993, the Company consummated an Exchange Offer (the Offer) to holders of debentures to exchange their debentures for Class A Common Stock. Pursuant to the Offer, one share of Class A Common Stock was issued for each $3.50 of principal amount of, or accrued and unpaid interest on, the debentures. The holders of approximately $6,800,000 principal amount of 14% debentures and $1,600,000 of increasing rate debentures maturing in 1998 exchanged their debentures and accrued interest of approximately $657,000, for approximately 2,580,000 shares of Class A Common Stock. The shares could not be resold for one year after the Offer. This transaction resulted in no gain or loss.

  On June 4, 1993, the Company reached agreement with lenders to provide a senior bank credit facility (the 1993 Senior Bank Credit Facility). The 1993 Senior Bank Credit Facility was scheduled to expire in the year 2000 and consisted of a $10,000,000 revolving loan (which includes a $6,000,000 letter of credit facility (the Revolver) and a $40,000,000 revolving acquisition/capital expenditure facility (the A/CE Facility). Borrowing under the Revolver was subject to borrowing base limitations based on accounts receivable and inventory. The 1993 Senior Bank Credit Facility was secured by substantially all of the assets of the Company and subsidiaries. The 1993 Bank Senior Credit Facility contained various financial and other covenants, including covenants that prohibited the payment of cash dividends on the Company's stock and distributions to stockholders.

  On April 28, 1994, the Company entered into an Amended and Restated Bank Credit Agreement (the "senior bank credit facility") with Bankers Trust Company ("BT") for a $125.0 million, five-year revolving credit facility, including a $25.0 million sublimit for letters of credit. The facility will be reduced by $25.0 million on April 30, 1996 unless the Company has raised at least $50.0 million through the issuance of securities. The senior bank credit facility contains various financial and other covenants, including limitations on the Company's acquisitions, indebtedness, investments and capital expenditures. The senior bank credit facility contains various other covenants, including covenants that prohibit the payment of cash dividends on the Company's stock and distributions to stockholders. In addition to customary events of default, a change of control of the Company (as defined) constitutes an event of default under the senior bank credit facility. The senior bank credit facility is guaranteed by the Company and its subsidiaries and is secured by substantially all of the assets of the Company and subsidiaries. The Company paid BT a closing fee equal to 1.625% of the total amount of the facility. Loans under the senior bank credit facility bear interest at the Base Rate (as defined) plus a margin ranging from 0% to .75%, or the Eurodollar Rate (as defined) plus a margin ranging from .75% to 1.75% per year, in each case depending on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense ratio and bank debt to EBITDA ratio, and in all cases an additional 2% in the event of certain defaults. On October 31, 1994, the Base Rate was 7.5% and the applicable Eurodollar Rate was 5.1875%. A commitment fee of 0.5% per year is payable on the unused amount under the senior bank credit facility which is subject to reduction if certain financial ratios are met. A letter of credit fee equal to the applicable margin on Eurodollar loans then in effect less 1/8 of 1% and a facing fee of 1/8 of 1% per year is payable on each letter of credit issued. The senior bank credit facility permits voluntary prepayments, and requires prepayments under certain specified circumstances. The obligations under the senior bank credit facility mature on April 30, 1999.

  Effective December 27, 1994, the Company entered into an amendment to the senior bank credit facility pursuant to which BT committed to provide, subject to certain terms and conditions, two additional revolving loan facilities under the senior bank credit facility, each in the amount of $10 million (the "Revolving B Facility" and the "Revolving C Facility" and, collectively, the "Additional Facilities"). No borrowings under

                     AUTOTOTE CORPORATION AND SUBSIDIARIES
the Additional Facilities may be incurred until the availability under the existing senior bank credit facility has been fully utilized. Borrowings under the Revolving B Loan Facility may be incurred from time to time on and after January 1, 1995 and prior to June 30, 1995. The obligations under the Revolving B Facility mature on December 31, 1995. Availability of the Revolving C Facility is subject to the discretion of BT after the delivery of the Company's audited consolidated financial statements for the fiscal year ended October 31, 1994. The obligations under the Revolving C Facility mature on April 30, 1999. Borrowings under the Additional Facilities are subject to the covenants and other conditions, including interest rate and commitment fees, contained in the senior bank credit facility. Proceeds of borrowings under the Additional Facilities may be used solely for the Company's working capital purposes. On the effective date of the Additional Facilities, BT earned a financing fee equal to 3/4 of 1% of $20 million. On the first incurrence of borrowings under the Revolving B Facility, BT earned a financing fee equal to 3/4 of 1% of $10 million and on the first incurrence of borrowings under the Revolving C Facility, the Company will be obligated to pay BT an additional financing fee equal to 3/4 of 1% of $10 million. Additionally, on the effective date of the Additional Facilities, the Company paid to BT, for distribution to the other banks lending under the senior bank credit facility, 1/8 of 1% of $125 million.

  Deferred financing fees associated with the 1993 Senior Bank Credit facility were charged to expense in 1994 in conjunction with the senior bank credit facility refinancing. The write-off of these deferred financing fees has been classified as an extraordinary item in the accompanying statement of operations.

  The Company was in violation of certain covenants of the senior bank credit facility as of October 31, 1994. On February 21, 1995, the Company entered into an amendment (the "Amendment") to the senior bank credit facility which waived the covenant defaults, amended certain financial covenants and consented to the exclusion of identified non-recurring charges from the calculation of certain financial ratio covenants namely, minimum net worth and the relationship of interest expense and borrowings to EBITDA as a result of which the Company was in compliance with the provisions of the senior bank credit facility. In consideration of the Amendment the senior bank credit facility will bear interest at the base rate plus a margin ranging from .25% to 1.25%, or the Eurodollar Rate, plus a margin ranging from 1.25% to 2.25% in each case depending on the Company's EBITDA to interest expense ratio and bank debt to EBITDA ratio, and in all cases an additional 2% in the event of certain defaults. On the effective date of the Amendment, the Company paid to BT for distribution to the other banks lending under the senior bank credit facility 1/2 of 1% of the outstanding commitment of each bank.

  As of October 31, 1994, the Company had approximately $22,400,000 available for borrowing under its senior bank credit facility, and $1,175,000 in outstanding letters of credit.

  The aggregate maturities of long-term debt for the next five fiscal years and thereafter are as follows: 1995, $792,000; 1996, $682,000; 1997, $550,000;
1998, $455,000; 1999, $101,476,000; and thereafter, $40,000,000.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

(11) Income Tax Expense (Benefit)

  The consolidated earnings (loss) before income taxes (benefit) and extraordinary item, by domestic and foreign source, is as follows:

                                                       YEAR ENDING OCTOBER 31
                                                      ------------------------
                                                       1992    1993     1994
                                                      ------- ------- --------
                                                           (IN THOUSANDS)
   Domestic..........................................  $5,584   2,921  (26,090)
   Foreign...........................................   1,267   7,809    6,700
                                                      ------- ------- --------
   Consolidated earnings (loss) before income taxes
    (benefit) and extraordinary item.................  $6,851  10,730  (19,390)
                                                      ======= ======= ========

  Income tax expense (benefit) consists of:

                                                        CURRENT  DEFERRED TOTAL
                                                        -------  -------- ------
                                                            (IN THOUSANDS)
   1992:
     Federal........................................... $  354       548     902
     Foreign...........................................    195      (93)     102
     State.............................................     62        58     120
                                                        ------    ------  ------
                                                        $  611       513   1,124
                                                        ======    ======  ======
   1993:
     Federal........................................... $  724      (968)   (244)
     Foreign...........................................  1,054       199   1,253
     State.............................................    283       --      283
                                                        ------    ------  ------
                                                        $2,061     (769)   1,292
                                                        ======    ======  ======
   1994:
     Federal........................................... $ (579)   (5,670) (6,249)
     Foreign...........................................  1,409     3,378   4,787
     State.............................................    --        --      --
                                                        ------    ------  ------
                                                        $  830    (2,292) (1,462)
                                                        ======    ======  ======

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax liability (asset) relate to the following:

                                                           OCTOBER 31,
                                                      ------------------------
                                                       1992     1993    1994
                                                      -------  ------  -------
                                                          (IN THOUSANDS)
   CURRENT DEFERRED TAX LIABILITY (ASSET)
     Accrued Restructuring Costs..................... $    --     --    (1,326)
     Accrued Vacation................................    (281)   (377)    (566)
     Accrued Loss on Contracts.......................     --      --      (497)
     Inventory Reserve...............................    (361)   (432)    (393)
     Other Accrued Liabilities.......................     --      --      (798)
     Reserve for Doubtful Accounts...................    (216)   (354)     (31)
     Other, net......................................     --      --      (149)
                                                      -------  ------  -------
       Current Deferred Tax Asset....................    (858) (1,163)  (3,760)
     Accrued Foreign Contract Reserve................     --      --     2,539
                                                      -------  ------  -------
       Current Deferred Tax Asset, Net...............    (858) (1,163)  (1,221)
                                                      =======  ======  =======
   NONCURRENT DEFERRED TAX LIABILITY (ASSET)
     Intangible Assets due to Differences in
      Amortization Periods...........................     --      --       102
     Intercompany Sales to Affiliates................     --      --       280
     Property and Equipment due to Differences in
      Financial Reporting and Tax Depreciation
      Methods........................................   3,422   4,387    8,738
     Interest Charge Domestic
      International
       Sales Corp....................................   3,777   4,027    4,416
                                                      -------  ------  -------
       Noncurrent Deferred Tax Liability, Net........   7,199   8,414   13,536
                                                      -------  ------  -------
     Net Operating Loss Carry Forward................  (1,065) (1,535) (12,823)
     Foreign Tax Credit Carry Forward................     --     (857)  (1,030)
     Alternative Minimum Tax Credits.................            (212)    (184)
     Research and experimentation credits............     --     (112)    (150)
     Other, net......................................    (131)   (155)    (372)
                                                      -------  ------  -------
       Noncurrent Deferred Tax Asset.................  (1,196) (2,871) (14,559)
       Valuation Allowance...........................     --      --     5,894
                                                      -------  ------  -------
     Noncurrent Deferred Tax Asset, net..............  (1,196) (2,871)  (8,665)
                                                      -------  ------  -------
     Noncurrent Deferred Tax Liability...............   6,003   5,543    4,871
                                                      -------  ------  -------
     Net Deferred Tax Liability On Balance Sheet..... $ 5,145   4,380    3,650
                                                      =======  ======  =======

  The aggregate deferred tax assets before valuation allowance at October 31, 1992, 1993, and 1994 were $2,054,000, $4,038,000 and $18,319,000 respectively.
The aggregate deferred tax liabilities at October 31, 1992, 1993 and 1994 were $7,199,000, $8,414,000 and $16,075,000 respectively. Deferred tax liabilities were increased by $2,955,000 during the year ended October 31, 1994 to reflect the final allocation of purchase price to the assets and liabilities of business acquired.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  The actual tax expense (benefit) differs from the "expected" tax expense (benefit) (computed by applying the U.S. Federal corporate rate of 34% to earnings (loss) before income taxes (benefit) and extraordinary item) as follows:

                                                             OCTOBER 31,
                                                         ----------------------
                                                          1992    1993    1994
                                                         -------  -----  ------
                                                            (IN THOUSANDS)
Computed "Expected" Tax Expense
 (Benefit).............................................. $ 2,329  3,648  (6,593)
Increase (Reduction) in Income Taxes
 Resulting from:
Additional Provision for Foreign
 Source, Income.........................................     --     --    1,754
Valuation Allowance for Deferred Tax
 Assets.................................................     --     --      384
 Life Insurance Proceeds................................  (1,020)   --      --
 Foreign Tax Differential...............................     102   (841)  2,654
Utilization of Net Operating Loss
 Carry Forward..........................................    (905)  (470)    --
 Utilization of Foreign Tax Credits.....................     --    (377)    --
 Alternative Minimum Tax (Credits)......................      73    (71)    --
 Utilization of Research and
  Experimentation Credit................................     --     (38)    --
 Non-deductible Goodwill................................     --     --      182
State Income Taxes, Net of Federal
 Benefit................................................     121    187     --
Interest Charge Domestic
 International
 Sales Corp. ...........................................     441     58     --
Other, net..............................................     (17)  (804)    157
                                                         -------  -----  ------
                                                         $ 1,124  1,292  (1,462)
                                                         =======  =====  ======
                                                              16%    12%      8%

  As a result of the current year loss and the allocation of income tax benefit to continuing operations, no deferred tax benefit remained to be allocated to the extraordinary loss or additional capital.

  The Company has regular tax net operating loss carryforwards of approximately $3,970,000 that expire in 2005 and $28,090,000 that expire in 2009. To the extent that tax loss carryforwards are realized through reduction of income taxes payable in future periods, the deferred tax liabilities will be reinstated at the then current rate.

  The Company has Minimum Tax Credit (MTC) carryforwards (which can be carried forward indefinitely) of approximately $185,000, regular foreign tax credits of approximately $1,030,000 and research and experimentation credit carryforwards of approximately $150,000.

  Regular foreign tax credits of $98,000 expire in 1995, $285,000 expire in 1996, $195,000 expire in 1997, $279,000 expire in 1998, and the balance of $173,000 expires in 1999.

  The research and experimentation credits expire from 1997 to 2003.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax

                     AUTOTOTE CORPORATION AND SUBSIDIARIES
assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management does not believe it is more likely than not that the benefit of deferred tax assets in excess of the scheduled reversal of deferred tax liabilities will be realized. Accordingly, a valuation allowance of $5,894,000 has been established.


  Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of October 31, 1994 will be allocated as follows (in thousands):

   Income tax benefit that would be reported in
    the consolidated statements of operations.... $3,044
   Additional capital (benefit from exercise of
    stock options).................................2,850
                                                  ------
                                                  $5,894
                                                  ======

(12) Pension Plans

  The Company has a defined benefit plan for union employees. Retirement benefits under the plan are based upon the number of years of credited service up to a maximum of thirty years for the majority of the employees. The Company's policy is to fund the minimum contribution permissible by the Internal Revenue Service. In 1993, the Company elected to offer a non-contributory 401K plan to all union employees.

  The following are the components of pension expense related to the defined benefit plan for 1992, 1993 and 1994:

                                                               1992  1993  1994
                                                               ----  ----  ----
                                                               (IN THOUSANDS)
   Service Cost............................................... $51    60    78
   Interest cost on projected benefit obligation..............  69    71    81
   Actual return on plan assets............................... (43)  (51)  (32)
   Net amortization and deferral.............................. (20)  (17)  (38)
                                                               ---   ---   ---
                                                               $57    63    89
                                                               ===   ===   ===

  The assets and obligations of the defined benefit plan at October 31, 1992, 1993 and 1994 are as follows:

                                                            1992  1993   1994
                                                            ----  -----  -----
                                                             (IN THOUSANDS)
     Actuarial present value of benefit obligations:
     Accumulated benefit obligation, including vested
      benefits of $872,000, $1,019,000 and $1,007,000 at
      October 31, 1992, 1993, and 1994, respectively....... $982  1,151  1,148
                                                            ----  -----  -----
     Projected benefit obligation for services rendered to
      date.................................................  982  1,151  1,148
     Plan assets at fair value (commingled funds held by
      insurance company)...................................  922    966    970
                                                            ----  -----  -----
     Projected benefit obligation in excess of plan
      assets--accrued...................................... $ 60    185    178
                                                            ----  -----  -----
     Funded status......................................... $(60)  (185)  (178)
     Unrecognized net obligation...........................   74     68     63
     Unrecognized prior service cost.......................   87     80     74
     Unrecognized net loss (gain)..........................  (26)    (3)   176
                                                            ----  -----  -----
     Adjustment required to record minimum liability.......  --    (145)   --
                                                            ----  -----  -----
     Prepaid (Accrued) pension cost........................ $ 75   (185)   135
                                                            ====  =====  =====

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  The accumulated benefit obligation represents the actuarial present value of benefits based upon the benefit multiplied by the participants' historical years of service. The projected benefit obligation equals the accumulated benefit obligations since the benefits are non-pay-related. Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", required the Company to adopt an additional minimum liability in 1993. Accordingly, the Company recorded an additional long-term pension liability of $145,000 and a corresponding intangible asset which is included in other assets.

  The accumulated and projected benefit obligation for 1992, 1993 and 1994 were calculated using the unit credit method and reflect the following assumptions: discount rate of 8.0% in 1992, 7.25% in 1993; and 7.50% in 1994 and 9% long-term rate of return on assets.

  In connection with its collective bargaining agreements, the Company participates with other companies in a defined benefit pension plan covering union employees. Payments made to the multi-employer plan were approximately $253,000, $365,000 and $313,000 during the years ended October 31, 1992, 1993 and 1994, respectively.

  The Company has a defined contribution, trusteed retirement plan for salaried employees which is non-contributory. Under provisions of this plan, pension expense for the years ended October 31, 1992, 1993 and 1994 amounted to approximately $204,000, $522,000 and $756,000, respectively. At October 31, 1994, the value of net assets exceeded the vested benefits of the plan. In 1993, the Company elected to offer a non-contributory 401K plan to all non-union hourly and salaried employees.

(13) Management Incentive Compensation

  Upon acquisition of Autotote Systems, Incorporated, the Company assumed the obligations of an inactive management incentive compensation plan which is included in the accompanying financial statements net of future tax benefits. The obligations of the plan will be satisfied, upon favorable termination of employment, through the issuance of 53,250 shares of Class A Common Stock at a stated value of $3.33 per share.

  The Company also makes cash awards to key management personnel based on overall profitability of the Company as well as individual performance. Management incentive compensation expense amounted to $510,000, $200,000 and $884,000 in 1992, 1993 and 1994, respectively.

(14) Service Contract Arrangements

  Service arrangements for wagering systems in North America generally cover a five-year period and provide for substantial related services such as software, maintenance personnel, computer operators, and certain operating supplies. They also provide for certain warranties covering operation of the equipment, machines, display equipment, and central computing equipment. The breach of such warranties could result in significant liquidated damages. The equipment is placed at customer facilities under contracts generally providing for revenue based on the greater of a percentage of total amounts wagered or a specified minimum. The Company also has service contracts based on a percentage of total amounts wagered with no specified minimum.

  Minimum annual payments expected to be received under service contracts in effect as of October 31, 1994 with a specified minimum are as follows:

        Year ending October 31:

                                                      (IN THOUSANDS)
            1995.....................................    $ 14,726
            1996.....................................      12,402
            1997.....................................       8,751
            1998.....................................       7,022
            1999.....................................       5,594
            After 1999...............................       5,249
                                                         --------
                                                         $ 53,744
                                                         ========

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  Included in wagering systems revenues are minimum payments received under service contracts of $10,384,000, $11,700,000 and $12,002,000 in 1992, 1993
and 1994, respectively.

(15) Capital Stock

  The voting rights, dividend rate, redemption price, rights of conversion, rights upon liquidation and other preferences of the undesignated preferred stock are subject to determination by the Board of Directors.

  On April 1, 1993, the Company completed a public offering of Class A Common Stock (the Public Offering). The Public Offering resulted in the sale of 11,412,000 shares of the Company's Class A Common Stock at a price of $9.00 per share. Of the 11,412,000 shares sold, 9,214,000 shares were sold for the account of the Company resulting in net proceeds, before expenses of the offering, of $77,708,000 while 2,198,000 shares were sold to the public by certain selling stockholders.

  Terms of the Series B Convertible Preferred Stock provided for cumulative dividends at a rate of 8% on the stated liquidation preference of $134.30 per share. Each share is convertible into common stock at the liquidation preference divided by the conversion price, as defined, which was $4.39 at October 31, 1992. In January 1993, the conversion privilege on all outstanding shares of Series B Convertible Preferred Stock was exercised.

  In 1992, the stockholders approved an Amendment to the Certificate of Incorporation of the Company designating two classes of common stock consisting of Class A Common Stock and Class B Nonvoting Common Stock (Class B Common Stock). All shares of Class A Common Stock and Class B Common Stock entitle holders to the same rights and privileges except that the Class B Common Stock is nonvoting. Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

  In 1993, the stockholders approved an amendment to the Certificate of Incorporation increasing the Company's authorized Common Stock from 25,000,000 shares (24,300,000 of which were designated Class A Common Stock and 700,000 shares of which were designated Class B Common Stock) to 100,000,000 shares (99,300,000 shares which are designated Class A Common Stock and 700,000 shares of which were designated Class B Common Stock).

 Warrants

  On October 31, 1991, in exchange for consideration of $873,000, the Company issued a warrant to a lender exercisable at $.01 per share, to purchase 642,192 shares of the common stock of the Company (the Warrant). The Company also granted the lender an option to purchase 5% of any future issuance of any securities of the Company, subsequent to October 31, 1991 at the same price at which any such shares are then issued. The Warrant and the option both have terms of 10 years and provide the lender with certain registration rights. At October 31, 1992. 41,760 shares were under option at an average purchase price of $1.93 per share. In April 1993, all shares under option were exercised. At October 31, 1994 no securities were subject to the above option.

  During 1992, the Company issued to the lender a warrant (the Class B Warrant) to purchase 873,000 shares of Class B Common Stock against cancellation of the Warrant initially issued to the lender. The Class B Warrant has the same exercise price, expiration date and other terms as the Warrant.

  In 1992, the Company issued to lenders warrants (the 1992 Lender Warrants) exercisable at $3.83 per share to purchase 592,074 shares of Class B Common Stock of the Company representing, in the aggregate, 3% of the fully diluted outstanding shares of the Company. In addition, the original option issued to the lender in 1991 was amended to apply only to below market issuance and the warrant to purchase 873,000 shares of Class B Common Stock at $0.01 per share was increased to 1,173,000 shares. The Class B Warrant was exercised in April 1993.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

  The 1992 Lender Warrants give the Lenders certain registration rights, and expire November 1, 2003. The Company also granted the Lenders an option to purchase 3% of any future issuance of securities of the Company below market value, with certain exceptions, at the same price at which any such securities are then issued. The option has a term of 10 years and gives the Lenders certain registration rights.

  In October, 1994, the Board approved the exchange of certain outstanding warrants to purchase Class B Common Stock for warrants to purchase Class A Common Stock.

  In October, 1994, one holder of the 1992 Lender warrants acquired 354,546 shares of Class A common stock through a cashless exercise of 445,281 1992 Lender warrants. The holder surrendered 90,735 warrants to effect this exercise and no cash proceeds were received by the Company. At October 31, 1994, warrants were outstanding to purchase 146,793 shares of Class B Common Stock.

  At October 31, 1994, warrants were outstanding to purchase 2,300,613 shares of Class A Common Stock .

(16) Stock Options

  On July 17, 1984, the Company adopted a Stock Option Plan (the 1984 Plan) under which 562,500 shares of common stock were reserved for issuance to employees including officers and directors who are also employees. In Fiscal Year 1992, the Company increased the number of shares of Class A Common Stock available for delivery under the 1984 Plan to 1,350,000.

  On December 17, 1992, the Company adopted an Equity Incentive Plan (the 1992
Plan) under which 900,000 shares of common stock were reserved for issuance to employees including officers and directors.

  At the August 10, 1994 Annual Meeting, shareholders approved an increase in the number of shares which may be delivered under the 1992 Equity Incentive Plan to 3,000,000.

  From time to time, the Company grants additional stock options to individuals outside of the 1992 plan, in recognition of contributions made to the Company.

  Information with respect to the Company's stock options are as follows:

   STOCK OPTIONS                                 NUMBER OF SHARES  PRICE RANGE
   -------------                                 ---------------- -------------
   Outstanding at October 31, 1991..............      195,000     $ 1.28- $4.25
     Granted....................................    2,040,000     $ 1.59- $3.92
     Exercised..................................        6,000             $1.28
     Canceled...................................      189,000     $ 1.33- $4.25
                                                    ---------
   Outstanding at October 31, 1992..............    2,040,000
     Granted....................................    1,884,900     $ 4.84-$26.25
     Exercised..................................      174,695     $ 1.59- $3.50
                                                    ---------
   Outstanding at October 31, 1993..............    3,750,205
     Granted....................................      883,400     $15.75-$22.00
     Exercised..................................      428,503     $ 1.59-$13.50
                                                    ---------
   Outstanding at October 31, 1994..............    4,205,102
                                                    =========

  At October 31, 1994, 1,585,102 options to acquire shares of common stock were exercisable. Outstanding options expire prior to November 1, 1999, and are exercisable at prices ranging from $1.59 to $26.25 per share.

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

(17) Fair Value of Financial Instruments

  The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes the fair value of its financial instruments, principally accounts receivable, accounts payable, accrued liabilities, and long-term debt, approximates their recorded values.

(18) Litigation

  The Company and certain of its officers and directors have been named as defendants in lawsuits commenced in February 1995 as class actions in the United States District Court for the District of Delaware. The putative classes consist of purchasers of Class A Common Stock and put and call options between March 1994 and January 30, 1995. The complaints allege that the Company and certain of its officers and directors violated the federal securities laws and seek remedies of unspecified monetary damages and awards of fees and expenses. The Company expects the lawsuits to be consolidated into one action. The Company intends to vigorously defend these proceedings. However, the ultimate outcome of the actions cannot yet be determined, and no provisions for any liability, if any, that may result from the actions has been recognized in the accompanying consolidated financial statements.

(19) Export Sales and Major Customers

  Sales to foreign customers amounted to $4,832,000, $10,067,000 and $6,073,000 in 1992, 1993 and 1994, respectively.

  A single customer represented $27,290,000 of fiscal 1994 revenues.

(20) Accrued Liabilities

  Accrued liabilities consist of the following:

                                                      OCTOBER 31,
                                                     --------------
                                                      1993    1994
                                                     ------- ------
                                                     (IN THOUSANDS)
        Compensation and benefits................... $ 2,881  4,833
        Taxes, other than income....................   2,217    575
        Customer advances on sales contracts........     791  1,420
        Sales and use tax...........................     --   1,932
        Contract reserves...........................     --   2,171
        Accrued interest............................     669    813
        Other.......................................   4,578  5,420
                                                     ------- ------
                                                     $11,136 17,164
                                                     ======= ======

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

(21) Business and Geographic Segments

  Revenues, profits, depreciation and assets by business and geographic segments for the years ended October 31, 1992, 1993 and 1994 were as follows:

                                                       YEAR ENDED OCTOBER 31
                                                      -----------------------
                                                       1992    1993    1994
                                                      ------- ------- -------
                                                          (IN THOUSANDS)
BUSINESS SEGMENTS
Service contract revenue and product sales
  Pari-mutuel/sports betting......................... $42,804  64,104  84,201
  Lottery operations.................................     --    6,514  27,542
  Off-track betting concerns.........................     --    8,860  29,725
  Simulcasting services..............................   5,560   5,384   7,582
                                                      ------- ------- -------
                                                      $48,364  84,862 149,050
                                                      ======= ======= =======
Operating income (loss)
  Pari-mutuel/sports betting......................... $ 8,161   9,601 (13,497)
  Lottery operations.................................     --    1,764     287
  Off-track betting concerns.........................     --    1,766   3,263
  Simulcasting services..............................     625     774  (3,987)
                                                      ------- ------- -------
                                                      $ 8,786  13,905 (13,934)
                                                      ======= ======= =======
Depreciation and amortization
  Pari-mutuel/sports betting......................... $ 7,026  10,420  17,087
  Lottery operations.................................     --      422   5,888
  Off-track betting concerns.........................     --      207   1,561
  Simulcasting services..............................     814     760     882
                                                      ------- ------- -------
                                                      $ 7,840  11,809  25,418
                                                      ======= ======= =======
Assets
  Pari-mutuel/sports betting......................... $59,979 126,386 160,907
  Lottery operations.................................     --   34,206  35,522
  Off-track betting concerns.........................     --   22,734  41,042
  Simulcasting services..............................   2,971   3,779   8,383
                                                      ------- ------- -------
                                                      $62,950 187,105 245,854
                                                      ======= ======= =======
Capital expenditures and expenditures for equipment
 under wagering systems contracts
  Pari-mutuel/sports betting......................... $ 5,646  47,115  42,868
  Lottery operations.................................     --    1,313   1,511
  Off-track betting concerns.........................     --      173  14,272
  Simulcasting services..............................     547   1,176   4,283
                                                      ------- ------- -------
                                                      $ 6,193  49,777  62,934
                                                      ======= ======= =======

                     AUTOTOTE CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                                                       YEAR ENDED OCTOBER 31
                                                      -----------------------
                                                       1992    1993    1994
                                                      ------- ------- -------
                                                          (IN THOUSANDS)
GEOGRAPHIC SEGMENTS
Service contract revenue and product sales
  North America...................................... $45,963  70,744  91,915
  Europe.............................................   2,401  14,118  50,350
  Asia...............................................     --      --    6,785
                                                      ------- ------- -------
                                                      $48,364  84,862 149,050
                                                      ======= ======= =======
Operating income (loss)
  North America...................................... $ 7,814   6,380 (23,460)
  Europe.............................................     972   7,525   7,151
  Asia...............................................     --      --    2,375
                                                      ------- ------- -------
                                                      $ 8,786  13,905 (13,934)
                                                      ======= ======= =======
Depreciation and amortization
  North America...................................... $ 7,840  11,647  19,653
  Europe.............................................     --      162   5,715
  Asia...............................................     --      --       50
                                                      ------- ------- -------
                                                      $ 7,840  11,809  25,418
                                                      ======= ======= =======
Assets
  North America...................................... $62,950 140,677 196,907
  Europe.............................................     --   46,428  48,947
  Asia...............................................     --      --      --
                                                      ------- ------- -------
                                                      $62,950 187,105 245,854
                                                      ======= ======= =======
Capital expenditures and expenditures for equipment
 under wagering systems contracts
  North America...................................... $ 6,193  49,462  60,929
  Europe.............................................     --      315   2,005
  Asia...............................................     --      --      --
                                                      ------- ------- -------
                                                      $ 6,193  49,777  62,934
                                                      ======= ======= =======

(22) Subsequent Acquisitions--(unaudited)

  On November 1, 1994, the Company acquired 80% of the capital stock of the holding company of SEPMO S.A., ("SEPMO"), a French supplier of wagering systems and services to the French off-track betting network and other customers for a purchase price of approximately $2.3 million. The remaining 20% of the stock of SEPMO is scheduled to be purchased in four equal installments over a period of four years at a purchase price to be determined by a formula based on the results of operations of SEPMO on a consolidated basis.

  On January 19, 1995, the Company acquired substantially all of the assets of the Simulcast Division of LDDS Corporation (formerly IDB Communications Group, Inc.) ("IDB") for a purchase price of $9 million in cash. The Company also acquired the rights and obligations under leases relating to eight C-band satellite transponders for $4.5 million in cash.

                                                                   SCHEDULE VIII
                     AUTOTOTE CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                       THREE YEARS ENDED OCTOBER 31, 1994
                                 (IN THOUSANDS)

                                                              ADDITIONS
                                                        ----------------------
                                             BALANCE AT CHARGED TO   CHARGED                 BALANCE AT
                                             BEGINNING  COSTS AND   TO OTHER                   END OF
                                             OF PERIOD   EXPENSES  ACCOUNTS(1) DEDUCTIONS(2)   PERIOD
                                             ---------- ---------- ----------- ------------- ----------
YEAR ENDED OCTOBER 31, 1992
Allowance for doubtful accounts...........      $936       831         --            944        823
YEAR ENDED OCTOBER 31, 1993
Allowance for doubtful accounts...........      $823       423          78           350        974
YEAR ENDED OCTOBER 31, 1994
Allowance for doubtful accounts...........      $974       625         --          1,101        498

- --------
(1) Amounts related to acquired companies.
(2) Amounts written off.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE MATTERS

  None

                                   PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

  See "Executive Officers and Directors of the Company" in Part I of this 10-K Report.

 DELINQUENT FILINGS

  Under the securities laws of the United States, the Company's directors, its officers, and any persons holding more than ten percent of the Company's Class A Common Stock are required to report their ownership of the Company's Class A Common Stock and any changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and the Company is required to report in this proxy statement any failure to file by these dates during 1994. All of these filing requirements were satisfied by its directors and officers and ten percent holders. In making these statements, the Company has relied on the written representations of its directors and officers and copies of the reports that they have filed with the Commission.

ITEM 11. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

  The following table shows the cash compensation paid by the Company for services rendered for the years ended October 31, 1992, 1993 and 1994 to the chief executive officer and the four highest paid executive officers of the Company who received more than $100,000 in salary and bonuses during fiscal 1994 who served as executive officers during fiscal 1994 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                COMPENSATION
                            -----------------------
                                   ANNUAL                     LONG TERM
                              COMPENSATION(1)                  AWARDS
                            -----------------------    -----------------------
            (A)             (B)    (C)        (D)         (G)         (I)
            ---             ---- -------    -------    ---------- ------------
                                                       SECURITIES
         NAME AND                                      UNDERLYING  ALL OTHER
         PRINCIPAL               SALARY      BONUS      OPTIONS   COMPENSATION
         POSITION           YEAR   ($)        ($)         (#)        ($)(2)
         ---------          ---- -------    -------    ---------- ------------
A. Lorne Weil.............. 1994 408,800        --           --      17,700
 Chief Executive Officer    1993 391,300    200,000      600,000        --
                            1992 252,500(3) 240,000    1,125,000      6,000
Dennis C. Wallach(4)....... 1994 148,100    135,000(5)   150,000        --
 Chief Financial Officer
William J. Huntley......... 1994 135,000     70,000(6)    25,000      6,800
 Vice President--Operations 1993 135,000        --        45,000      6,800
                            1992 125,000     25,000       75,000      6,200
Martin E. Schloss(8)....... 1994 135,600    115,000(7)    65,000      5,800
 Vice President and General
  Counsel                   1993 125,000        --           --         --
John A. DeVries(9)......... 1994 175,000        --           --       3,000
 Executive Vice President

- --------
(1) Amounts shown include cash and non-cash compensation earned by executive officers.
(2) Represents the Company's contribution to the defined contribution retirement plan for salaried employees on behalf of such individuals.
(3) Includes $120,000 of compensation paid to Lorne Weil, Inc. pursuant to a consulting agreement.
(4) Mr. Wallach was not an executive officer during fiscal years 1992 and 1993.
(5) Includes fiscal 1994 bonus of $60,000 and signing bonus of $75,000. $60,000 of Mr. Wallach's bonus will be paid in three equal installments in 1995, 1996 and 1997 as long as he is employed by the Company.
(6) Includes fiscal 1994 bonus of $35,000 and special bonus of $35,000 to recognize contribution to the Company's longer-term strategic goals. Will be paid in three equal installments in 1995, 1996 and 1997 as long as he is employed by the Company.
(7) Includes fiscal 1994 bonus of $60,000 and special bonus of $55,000 to recognize contribution to the Company's longer-term strategic goals. Will be paid in three equal installments in 1995, 1996 and 1997 as long as he is employed by the Company.
(8) Mr. Schloss was not an executive officer during fiscal year 1992.
(9) Mr. DeVries was not an executive officer during fiscal years 1992 and 1993.

  The table below sets forth information with respect to stock options granted to the Named Executive Officers for fiscal year 1994.

                      OPTIONS GRANTED IN LAST FISCAL YEAR

                                                                         POTENTIAL
                                                                        REALIZABLE
                                                                           VALUE
                                                                        AT ASSUMED
                                                                       ANNUAL RATES
                                                                         OF STOCK
                                                                           PRICE
                                                                       APPRECIATION
                                                                            FOR
                                     INDIVIDUAL GRANTS                  OPTION TERM
                         ------------------------------------------ -------------------
          (A)               (B)         (C)       (D)       (E)       (F)       (G)
          ---            ---------- ----------- -------- ---------- -------- ----------
                         NUMBER OF  % OF TOTAL
                         SECURITIES   OPTIONS
                         UNDERLYING GRANTED TO  EXERCISE
                          OPTIONS    EMPLOYEES  OR BASE
                         GRANTED(1)     IN       PRICE   EXPIRATION    5%       10%
          NAME               #      FISCAL YEAR  ($/SH)     DATE      ($)       ($)
          ----           ---------- ----------- -------- ---------- -------- ----------
A. Lorne Weil...........        0       0.00%       N/A        N/A       N/A        N/A
Dennis C. Wallach.......  150,000      16.98%    $21.00  30-Dec-98  $870,287 $1,923,107
William J. Huntley......   25,000       2.83%    $17.00   6-Apr-99  $117,420 $  259,467
Martin E. Schloss.......   65,000       7.36%    $17.00   6-Apr-99  $305,291 $  674,614
John A. DeVries.........        0       0.00%       N/A        N/A       N/A        N/A

- --------
(1) All options become exercisable in three equal annual installments on the first, second and third anniversaries of the date of grant. The options may, subject to certain requirements, be exercised through the delivery of cash and/or Class A Common Stock. The options permit the optionee to request that the Company withhold shares sufficient to satisfy withholding tax requirements. The options are not transferable otherwise than by will or the laws of descent and distribution, in which case, and in the case of disability, they are exercisable for the following 12 months or the term of the option, whichever is shorter, for the full number of shares the optionee was entitled to purchase at the time of his death or disability. In the event of a termination of employment by the Company other than for cause or death or disability, an optionee has the right to exercise his option at any time within the three months following such termination or the term of the option, whichever is shorter, for the full number of shares he was entitled to purchase at the time of termination. In the event of termination for cause, the options shall be terminated.

  The table below sets forth information for the Named Executive Officers with respect to fiscal 1994 year-end option values.

                        AGGREGATED OPTION EXERCISES IN
                   LAST FISCAL YEAR, AND FY-END OPTION VALUE

          (A)                 (B)           (C)             (D)                (E)
          ---            -------------- ------------ ----------------- --------------------
                                                         NUMBER OF           VALUE OF
                                                        SECURITIES         UNEXERCISED
                                                        UNDERLYING         IN-THE-MONEY
                                                        UNEXERCISED         OPTIONS AT
                             SHARES                     OPTIONS AT           OCT. 31,
                            ACQUIRED                 OCT. 31, 1994 (#)       1994 ($)
                               ON         VALUE OF     EXERCISABLE/        EXERCISABLE/
          NAME           EXERCISE(#)(2) REALIZED ($)   UNEXERCISABLE      UNEXERCISABLE
          ----           -------------- ------------ ----------------- --------------------
A. Lorne Weil...........        -0-             -0-  1,125,000/600,000 $16,359,000/$522,000
Dennis L. Wallach.......        -0-             -0-        -0-/150,000            N/A / N/A
William J. Huntley......     65,000      $1,089,150         -0-/80,000         -0-/$790,050
Martin E. Schloss.......     20,000      $  330,000      20,000/85,000 $   285,000/$317,500
John A. DeVries.........        -0-             -0-      33,333/66,667 $   197,832/$395,668

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Board of Directors for the 1994 fiscal year consisted of Larry J. Lawrence, Alan J. Zakon and Sir Brian Wolfson. Sir Brian served as Acting President and Chief Executive Officer of the Company from June 1991 until October 31, 1991.

  Effective December 1, 1994 the Company has a wagering systems service contract with Lincoln Greyhound Racetrack, a facility owned by Wembley plc, a United Kingdom corporation of which Sir Brian Wolfson, a director of the Company, is chairman.

  The Company has a senior bank credit facility with Bankers Trust Company, a company of which Alan J. Zakon, a director of the Company, is a managing director.

CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS

 Employee Agreements

  Effective November 1, 1992, the Company and Mr. Weil entered into a five-year employment agreement (the "Employment Agreement") that provides for a base salary of $400,000, subject to annual increases in accordance with the Consumer Price Index, a performance bonus of 25% of base salary if the Company meets its budgeted earnings per share, an additional performance bonus based on excess earnings per share, not to exceed an additional 25% of base salary, and a performance bonus of up to 50% of base salary at the discretion of the Board of Directors. If the Company terminates Mr. Weil's employment under the Employment Agreement other than for cause, Mr. Weil is entitled to collect his base salary for twelve months following such termination, plus a portion of the annual earnings per share-based performance bonuses. In connection with the Employment Agreement, Mr. Weil received a five-year option to purchase 600,000 shares of Class A Common Stock of the Company at an exercise price of $3.50 per share. The option originally was exercisable in three equal annual installments on November 1, 1993, November 1, 1994 and November 1, 1995. In August 1993, the Compensation Committee accelerated the vesting period of the option such that the option is now exercisable in full. In the event of a consolidation or merger in which the Company is not the surviving corporation or which results in the acquisition of substantially all of the Company's outstanding Class A Common Stock by a single person or entity or by a group of persons and/or entities acting in concert or in the event of the sale or transfer of substantially all of the Company's assets, the option is exercisable in full.

  On December 30, 1993, the Company and Mr. Wallach entered into a three-year employment agreement to employ Mr. Wallach as an officer of the Company. The agreement provided for a signing bonus of $75,000 and a base salary of $175,000 per year. In connection with the agreement, Mr. Wallach received an option to purchase 150,000 shares of Class A Common Stock of the Company at an exercise price of $21.00 per share, which option is exercisable in three equal installments on the first, second and third anniversaries of the date of grant. If the Company terminates Mr. Wallach's employment for any reason other than cause, Mr. Wallach is entitled to receive his base salary for a period of twelve months from the date of termination.

  On November 14, 1994, the Company and Mr. Gerald Lawrence entered into a one-year employment agreement to employ Mr. Lawrence as Vice President of North American Pari-Mutuel Operations. The agreement provides for a base salary of $200,000 and a performance bonus of up to 45% of the base salary. In connection with the agreement, Mr. Lawrence received an option to purchase 100,000 shares of Class A Common Stock of the Company at a price of $15.00 per share, which option is exercisable in three equal installments. In the event that the Company terminates Mr. Lawrence's employment other than for cause, Mr. Lawrence is entitled to receive his base salary for twelve months following such termination.

 Directors' Compensation

  Each non-officer director of the Company is paid an annual retainer of $17,500, as well as $1,000 plus expenses for each Board of Directors meeting attended and $500 plus expenses for each committee meeting attended. In lieu of the foregoing compensation, Mr. Lee receives $5,000 per month for his services as a director and as Chairman of the Executive Committee of the Board of Directors.

  Mr. Bartlett has a consulting arrangement with the Company whereby he receives $100,000 per year for consulting services.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP

  The following table sets forth certain information as of December 31, 1994 as to the security ownership of those persons owning of record or known to the Company to be the beneficial owners of more than five percent of the outstanding Class A Common Stock of the Company, each of the Company's directors and named executive officers and the Company's executive officers and directors as a group. Except as otherwise indicated, the stockholders listed on the table have sole voting and investment power with respect to the shares indicated. Share figures reflect (i) a three-for-two stock split in the form of a stock dividend of one share of Class A Common Stock for every two shares outstanding paid on June 30, 1993 and (ii) a two-for-one stock split in the form of a stock dividend of one share of Class A Common Stock for each share outstanding paid on October 25, 1993.

                                                                SHARES OF
                                                                 CLASS A
                                                              COMMON STOCK
                                                           BENEFICIALLY OWNED(1)
                                                       ----------------------------
                                                          NUMBER          PERCENT
                                                       ------------     -----------
DIRECTORS, OFFICERS AND 5% STOCKHOLDERS
Lawrence Tyrell, Ortale & Smith.....................    1,867,952(2)       6.27
 515 Madison Avenue,
  New York, NY 10022
Wellington Management Company.......................    4,260,400(3)      14.08
 75 State Street,
  Boston, MA 02109
T. Rowe Price Associates............................    1,769,000(4)       6.30
 100 East Pratt Street,
  Baltimore, MD 21202
Sun Trust Banks, Inc. ..............................    2,430,800(5)       8.60
 25 Park Place, N.E.,
  Atlanta, Georgia 30303
A. Lorne Weil.......................................    2,417,092(6)       7.92
Dennis C. Wallach...................................       50,000(7)          *
Marshall Bartlett...................................       31,833(8)          *
Larry J. Lawrence...................................    2,412,123(9)       8.08
Thomas H. Lee.......................................    4,023,465(10)     13.07
Sir Brian Wolfson...................................       15,000(11)         *
John A. DeVries.....................................       33,333(12)         *
Alan J. Zakon.......................................       17,000(13)         *
William Huntley.....................................       64,078(14)         *
Martin E. Schloss...................................       35,000(15)         *
All Current Directors and Executive Officers as a
 Group (consisting of 12 persons)
 (6)(7)(8)(9)(10)(11)(12)(13)(14)(15)...............    9,215,072(16)     28.48

- --------
 * Less than 1%
 (1) For purposes of determining beneficial ownership of the Company's Class A Common Stock, owners of Class A warrants and options exercisable within sixty days are considered to be the beneficial owners of the shares of Class A Common Stock into which such securities are convertible or for which such securities are exercisable. The percentage ownership of the outstanding Class A Common Stock reported herein is based on the assumption (expressly required by the applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has exercised his warrants or options for Class A Common Stock.
 (2) Includes 965,469 warrants exercisable within 60 days owned by Lawrence, Tyrrell, Ortale & Smith.

 (3) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 3, 1995, Wellington Management Company ("WMC") holds 4,260,400 shares of the Company's Class A Common Stock at December 31, 1994. Such shares are owned by a variety of investment advisory clients of WMC or its subsidiary, and WMC has shared power to vote or to direct the vote of 3,650,170 of such shares and shared power to dispose or direct the disposition of all 4,260,400 shares, and does not have sole voting or dispositive power with respect to any of such shares.
 (4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 1995, these securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or shared power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
 (5) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 3, 1995, includes shares held by one or more bank subsidiaries of Sun Banks, Inc. and Trust Company of Georgia subsidiaries of Sun Trust Banks, Inc. ("Sun Banks") in various fiduciary and agency capacities. Sun Banks disclaims any beneficial interest in such shares. Sun Banks has sole power to direct the vote of 1,797,300 of such shares and sole power to dispose or direct the disposition of 2,214,300 of such shares, and does not have shared power to dispose or direct the disposal of any such shares.
 (6) Includes shares held in the name of Lorne Weil 1989 Trust. Also includes shares of Class A Common Stock warrants to purchase 577,920 exercisable within 60 days owned by Mr. Weil, some of which are held in the name of Lorne Weil 1989 Trust, and options to purchase 1,125,000 shares of Class A Common Stock exercisable within 60 days owned by Mr. Weil. Mr. Weil's address is c/o the Company. See "Management-Employment Agreements." Effective March 25, 1994, Mr. Weil entered into a swap transaction (the "Swap") with BTC in respect of 500,000 shares of the Class A Common Stock of the Company held by him (the "Swap Shares"). Mr. Weil continues to hold sole voting power over the Swap Shares which serve as collateral for the Swap transaction; however, Mr. Weil may substitute other collateral for the Swap Shares. Under the Swap arrangement (i) Mr. Weil is obligated to pay BTC (a) at the end of each quarter during the five (5) year term of the Swap (the "Term") the amount of any dividends declared during such quarter on the Swap and (b) at the end of the Term, any appreciation during the Term in the price of the Swap Shares above $26.7769 per share,
     (ii) BTC is obligated to pay Mr. Weil (x) at the end of each quarter during the Term, the amount equal to the three (3) month London Interbank Offered Rate less 2.125% of the Calculation Amount (as defined in the Swap documents) of $13,388,500, and (y) at the end of the Term, an amount equal to any depreciation during the Term, in the price of the Swap Shares below $26.7769 per share. Mr. Weil will pay BTC an annual fee in consideration of its entering into the Swap. The Swap is for a five (5) year period, but will terminate if Mr. Weil dies or if certain other events occur during such period.
 (7) Represents shares issuable upon exercise of options to purchase 50,000 shares of Class A Common Stock exercisable within 60 days owned by Mr. Wallach.
 (8) Represents shares issuable upon exercise of options to purchase 31,833 shares of Class A Common Stock exercisable within 60 days owned by Mr. Bartlett.
 (9) Includes 902,483 shares and warrants to purchase 965,469 shares of Class A Common Stock exercisable within 60 days held by the partnership of Lawrence, Tyrrell, Ortale & Smith (see footnote 2) and warrants to purchase 41,742 shares of Class A Common Stock exercisable within 60 days owned by Mr. Lawrence. Mr. Lawrence is a general partner of Lawrence Venture Partners, the sole general partner of such partnership. Mr. Lawrence's address is c/o the Company.
(10) Includes warrants to purchase 542,109 shares of Class A Common Stock exercisable within 60 days owned by Mr. Lee and 1,535,100 shares owned by the 1989 Thomas H. Lee Nominee Trust and 1,946,256 shares owned by Thomas
     H. Lee Equity Partners, L.P., which are deemed to be beneficially owned by Mr. Lee. Mr. Lee is a general partner of THL Equity Advisors Limited Partnership, which is general partner of Thomas H. Lee Equity Partners, L.P. Mr. Lee's address is c/o the Company.
(11) Represents shares issuable upon the exercise of 15,000 options exercisable within 60 days owned by Mr. Wolfson.

(12) Includes options to purchase 33,333 shares of Class A Common Stock exercisable within 60 days owned by Mr. DeVries.
(13) Includes options to purchase 15,000 shares of Class A Common Stock exercisable within 60 days owned by Mr. Zakon.
(14) Includes options to purchase 40,000 shares of Class A Common Stock exercisable within 60 days owned by Mr. Huntley.
(15) Includes options to purchase 20,000 shares of Class A Common Stock exercisable within 60 days owned by Mr. Schloss.
(16) Includes warrants to purchase 2,163,360 shares of Class A Common Stock and options to purchase 1,360,166 shares of Class A Common Stock exercisable within 60 days.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The Company has its senior bank credit facility with Bankers Trust Company, a company of which Alan J. Zakon, a director of the Company, is a managing director.

  The Company has a service contract with Lincoln Greyhound Racetrack, a facility owned by Wembly plc, a United Kingdom corporation of which Sir Brian Wolfson, a director of the Company, is chairman.

  Mr. Bartlett has a consulting arrangement with the Company whereby he receives $100,000 per year for consulting services.

  The Company believes that all of these transactions were on terms no less favorable than could have been obtained from unaffiliated third parties.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

  (a) 1. Financial Statements--See Index to Consolidated Financial Statements attached hereto, page 33.

      2. Financial Statements Schedules--See Index to Consolidated Financial Statements attached hereto, page 33.

  Exhibits--The following is a list of exhibits:

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  3.1    Certificate of Incorporation of the Company, as amended through
         October 22, 1993.(12)
  3.2    Bylaws of the Company.(6)
  4.1    Certificate representing share of Class A Common Stock of the
         Company.(6)
  4.2    See Exhibits Nos. 3.1, 3.2, and 10.12 through 10.13, infra.
 10.1    1984 Stock Option Plan, as amended.(6)*
 10.4    Definitive Agreement Governing the Split Off of United Tote World
         Wide, Inc. and UT Wisconsin, Inc. from United Tote, Inc. dated as of
         October 31, 1991 and Exhibits and Schedules thereto (including the Tax
         Sharing Agreement dated as of October 31 1991).(5)
 10.5    Letter Agreement, dated as of October 31, 1991, between the Company,
         Wembley, Inc., United Tote Company, and Autotote Limited.(5)
 10.6    Allocation Agreement dated as of October 31, 1991 between Autotote
         Limited and United Tote Company.(5)
 10.7    Loan Agreement dated March 17, 1982 between the Company and The
         Delaware Economic Development Authority.(7)
 10.8    First Mortgage and Security Agreement dated March 17, 1982 between the
         Company and Delaware Trust Company.(7)
 10.9    Form of Option dated March 3, 1992 issued to A. Lorne Weil.(7)*
 10.10   Form of Option dated December 13, 1991 issued to Marshall
         Bartlett.(7)*
 10.11   Employment Agreement dated November 1, 1992, of A. Lorne Weil and
         Autotote Corporation.(7)*
 10.12   Amended and Restated Credit Agreement dated as of April 28, 1994 among
         Autotote Systems, Inc., Bankers Trust Company and other lenders. (13)
 10.13   First Amendment to Credit Agreement dated June 20, 1994 among Autotote
         Systems, Inc., Bankers Trust Company and other lenders.
 10.14   Second Amendment to Credit Agreement dated August 20, 1994 among
         Autotote Systems, Inc., Bankers Trust Company and other lenders.
 10.15   Third Amendment to Credit Agreement dated December 27, 1994 among
         Autotote Systems, Inc., Bankers Trust Company and other lenders.
 10.16   Employment Agreement dated July 18, 1994 between the Company and
         Marvin H. Sugarman.*
 10.17   Employment Agreement dated December 30, 1993 between the Company and
         Dennis C. Wallach.*
 10.18   Employment Agreement between Gerald Lawrence and the Company dated
         November 14, 1994.*

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.19   Stock Purchase Agreement dated July 15, 1994 among the Company, Marvin
         H. Sugarman, Robert Melican, Racing Technology, Inc. and Marvin H.
         Sugarman Productions, Inc.
 10.20   Asset Purchase Agreement dated January 12, 1995 between Autotote
         Communications Services, Inc. and IDB Communications Group Inc.
 10.21   Purchase Agreement dated October 14, 1994 between Autotote
         Corporation, Yves Alexandre,
         Marie A. Alexandre and Frederic Alexandre. (English summary attached to French original.)
 10.22   1992 Equity Incentive Plan.(8)
 10.23   Purchase Agreement among the Company, Autotote Enterprises, Inc., and the State of Connecticut, Division of Special Revenue, dated June 30,
         1993.(10)
 10.24   Stock Purchase Agreement between the Company and General Instrument
         Corporation dated
         May 18, 1993.(9)
 10.25   Purchase and Sale Agreement between the Company and Sven Eriksson dated May 27, 1993.(9)
 10.26   Agreement among ETAG Electronic Totalisator AG, Gerhard Harwalik,
         Peter Freudenschuss, Peter Tinkl and Manfred Harwalik dated July 27,
         1993.(11)
 10.27   Purchase Agreement among certain purchasers and Autotote Corporation dated August 13, 1993.(11)
 10.28   Fourth Amendment to Credit Agreement dated February 21, 1995 among
         Autotote Systems, Inc., Bankers Trust Company and other lenders.
 21      List of Subsidiaries. (New)
 23      Consent of KPMG Peat Marwick LLP.
 28.1    Copy of Final Judgment and Order of the United States District Court
         for the District of Delaware dated August 28, 1991.(7)

- --------
(*)  Includes management contracts and compensation plans and arrangements.
(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 2-92090) which became effective on August 23, 1984.
(2)  Incorporated by reference to the Company's Form 8-K dated November 30,
     1988.
(3)  Incorporated by reference to the Company's Form 8-K dated April 11, 1989.
(4)  Incorporated by reference to the Company's Form 8-K dated December 11,
     1989.
(5) Incorporated by reference to the Company's Form 8-K dated November 14, 1991, as amended by Form 8 dated December 10, 1991.
(6) Incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 33-46594) which became effective March 20, 1992.
(7) Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year endedOctober 31, 1992.
(8) Incorporated by reference to the Company's Registration Statement on Form S-2 (Registration Statement No. 33-57930) which became effective on
     April 1, 1993.
(9)  Incorporated by reference to the Company's Form 8-K dated June 22, 1993.
(10) Incorporated by reference to the Company's Form 8-K dated July 1, 1993.
(11) Incorporated by reference to the Company's Form 8-K dated September 8,
     1993.
(12) Incorporated by reference to the Company Form 10-K for the fiscal year ended October 31, 1993.
(13) Incorporated by reference to the Company's Form 10-Q for the quarter ended April 30, 1994 dated June 14, 1994.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          Autotote Corporation

Dated: February 24, 1995
                                                     /s/ A. Lorne Weil
                                          By __________________________________
                                                       A. LORNE WEIL
                                                   CHAIRMAN OF THE BOARD

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED ON FEBRUARY 24, 1995.

              SIGNATURE                                       TITLE

          /s/ A. Lorne Weil                       Chairman of the Board,
- -------------------------------------              President & Chief Executive
            A. LORNE WEIL                          Officer, and Director
                                                   (Principal executive
                                                   officer)

        /s/ Dennis C. Wallach                     Executive Vice President and
- -------------------------------------              Chief Financial Officer,
          DENNIS C. WALLACH                        (principal financial
                                                   officer and principal
                                                   accounting officer)

        /s/ Sir Brian Wolfson                     Director
- -------------------------------------
          SIR BRIAN WOLFSON

        /s/ Larry J. Lawrence                     Director
- -------------------------------------
          LARRY J. LAWRENCE

          /s/ Thomas H. Lee                       Director
- -------------------------------------
            THOMAS H. LEE

        /s/ Marshall Bartlett                     Director
- -------------------------------------
          MARSHALL BARTLETT

          /s/ Alan J. Zakon                       Director
- -------------------------------------
            ALAN J. ZAKON

                                 EXHIBIT INDEX

 EXHIBIT NO.                         DESCRIPTION                           PAGE
 -----------                         -----------                           ----
 10.13       First Amendment to Credit Agreement dated June 20, 1994
             among Autotote Systems, Inc., Bankers Trust Company and
             other lenders.
 10.14       Second Amendment to Credit Agreement dated August 20, 1994 among Autotote Systems, Inc., Bankers Trust Company and
             other lenders.
 10.15       Third Amendment to Credit Agreement dated December 27, 1994 among Autotote Systems, Inc., Bankers Trust Company and
             other lenders.
 10.16       Employment Agreement dated July 18, 1994 between the
             Company and Marvin H. Sugarman.
 10.17       Employment Agreement dated December 30, 1993 between the
             Company and Dennis C. Wallach.
 10.18       Employment Agreement between Gerald Lawrence and the
             Company dated November 14, 1994.
 10.19       Stock Purchase Agreement dated July 15, 1994 among the
             Company, Marvin H. Sugarman, Robert Melican, Racing
             Technology, Inc. and Marvin H. Sugarman Productions, Inc.
 10.20       Asset Purchase Agreement dated January 12, 1995 between
             Autotote Communications Services, Inc. and IDB
             Communications Group Inc.
 10.21       Purchase Agreement dated October 14, 1994 between Autotote
             Corporation, Yves Alexandre, Marie A. Alexandre and
             Frederic Alexandre.
 10.28       Fourth Amendment to Credit Agreement dated February 21,
             1995, among Autotote Systems, Inc., Bankers Trust Company
             and other lenders.
 21          List of Subsidiaries. (New)
 23          Consent of KPMG Peat Marwick LLP

BOARD OF DIRECTORS         OFFICERS                   TRANSFER AGENT

A. Lorne Weil              A. Lorne Weil              American Stock Transfer
Chairman and Chief         Chairman of the Board      & Trust Company 40 Wall
Executive Officer of       and Chief Executive        Street New York, NY 10005
Autotote Corporation       Officer

Sir Brian Wolfson          Sir Brian Wolfson          STOCK INFORMATION
Vice Chairman of           Vice Chairman of the
Autotote Corporation       Board                      At the close of business
Deputy Chairman of                                    on June 29, 1995, a
Wembley plc                Alan J. Zakon              total of 28,929,946
                           Vice Chairman of the       shares of Class A Common
Alan J. Zakon              Board                      Stock were outstanding.
Vice Chairman of                                      There were 553 holders
Autotote Corporation       Thomas C. DeFazio          of record on such date.
                           Executive Vice President
Larry J. Lawrence          and Chief Financial
Managing General Partner   Officer                    AUDITORS
of Lawrence, Tyrell,
Ortale & Smith             Michael D. Harris          KPMG Peat Marwick New
                           Vice President President   York, New York
Marshall Bartlett          of Autotote Systems Group
Former Executive Vice
President and COO of       Gerald Lawrence
Bourns, Inc.               Vice President President
                           of Autotote Gaming Group
Thomas H. Lee
President of Thomas H.     Martin E. Schloss
Lee Company                Vice President General
                           Counsel and Secretary

                              AUTOTOTE CORPORATION
                               888 SEVENTH AVENUE
                               NEW YORK, NY 10106
                                  212-541-6440


                        [LOGO OF AUTOTOTE APPEARS HERE]